TURTLE BEACH CORPORATION
2023 ANNUAL REPORT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark one)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-35465



TURTLE BEACH CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	**27-2767540**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
44 South Broadway, 4th Floor	
White Plains, New York	**10601**
(Address of principal executive offices)	**(Zip Code)**

(888) 496-8001
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, par value $0.001	**HEAR**	**The Nasdaq Global Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2023 was $196,646,827.

The number of shares of Common Stock, $0.001 par value, outstanding on February 29, 2024 was 17,605,444.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Report is incorporated herein by reference from the registrant's definitive proxy statement or annual report on Form 10-K/A to be filed with the Securities and Exchange Commission within 120 days after the close of the registrant's fiscal year.

INDEX

PART I

Statement Regarding Forward-Looking Disclosures

This Annual Report on Form 10-K (this "Report") includes, and incorporates by reference, certain forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You should not place undue reliance on these statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by, or that include the words "may," "could," "will," "would," "should," "expect," "plan," "anticipate," "believe," "estimate," "intend," "predict," "seek," "contemplate," "potential," "continue," and similar expressions. These forward-looking statements reflect the current expectations of Turtle Beach Corporation concerning future events, and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including without limitation those discussed in the sections of this Report entitled "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management's beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the expansion of product offerings geographically or through new marketing applications, the timing and cost of planned capital expenditures, competitive conditions, and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements also involve known and unknown risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. In addition, even if our actual results are consistent with the forward-looking statements contained in this Report, those results may not be indicative of results or developments in subsequent periods. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

- The impacts of broader macroeconomic conditions, such as inflation on the demand for our products and our ability to adjust our product pricing in response to higher product component, transportation, and logistics costs;

- The impact of competitive products, technologies and pricing and our ability to respond to the promotional pricing of our competitors;

- Our ability to forecast demand for our products and to manage our supply chain to meet such demand;

- Substantial uncertainties inherent in the acceptance of existing and future products;

- Our dependence on the success and availability of third-parties to manufacture and manage the logistics of transporting and distributing our products;

- Manufacturing capacity and/or component supply constraints and difficulties;

- Our dependence on the success and availability of third-party gaming platforms and the release and availability of successful gaming titles

- Transitions in consoles and alternative gaming platforms and the potential impact on our business;

- Our ability to successfully identify acquisition opportunities that are advantageous to our business and the integration of any businesses we acquire within our internal control over financial reporting and operations;

- Our ability to adapt to new technologies and introduce new products on a timely basis;

- Accuracy of estimates of our future revenues, expenses, capital requirements, and our needs for additional financing;

- Continued relationships with our largest customers and the emergence of new customers;

- The Company's marketing efforts, particularly its partnerships with influencers, athletes and esports teams;

- The impact of seasonality on our business and discretionary spending by users of our products;

- Global business, political, operational, financial and economic outlook and conditions;

- The scope of protection we are able to obtain and maintain for intellectual property rights covering our technology;

- The difficulty of commercializing and protecting new technology;

- The availability of capital under our revolving credit facility;

- Cybersecurity, data security and other information technology risks;

- The impact of widespread outbreak of an illness, communicable disease, or any other public health crisis that may have short or long-term direct and indirect effects on our employees, customers, supply chain and the economy and financial markets;

- Our financial performance; and

- Other factors discussed under Item 1A - Risk Factors, or elsewhere in this Report.

Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the Securities and Exchange Commission ("SEC"), we undertake no obligation to publicly update or revise any forward-looking statements after we file this Report, whether as a result of any new information, future events or otherwise. Investors, potential investors, and other readers are urged to consider the above mentioned factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. Although we believe that the expectations, reflected in the forward-looking statements are reasonable, we cannot guarantee future results or performance.

Unless the context indicates otherwise, all references in this Report to "we," "our," "us," "the Company," and "Turtle Beach" refer to Turtle Beach Corporation and its wholly-owned subsidiaries. This Report also contains trademarks and trade names that are property of their respective owners.

Item 1 - Business

Turtle Beach Corporation's mission is to deliver the ultimate experience to gamers by providing high-quality, high-performance gaming accessories, including headsets, keyboards, mice, controllers, flight and racing simulation hardware, microphones, and more. For nearly 50 years, Turtle Beach has been a pioneer and key innovator in audio technology, and today it is one of the most recognized brand names in gaming. Headquartered in White Plains, New York, Turtle Beach was incorporated in the state of Nevada in 2010 and the Company's stock is traded on the Nasdaq Global Market under the symbol HEAR.

The Turtle Beach® brand has been the market share leader in console gaming headsets for 14-years running with a vast portfolio of headsets designed to be compatible with the latest Xbox, PlayStation, and Nintendo consoles, as well as for personal computers (PCs) and mobile/tablet devices. Turtle Beach Corporation's PC product portfolio includes headsets, gaming keyboards, mice and other gaming accessories focused on the PC gaming platform. Recently, Turtle Beach expanded its brand beyond gaming headsets and began making game controllers, gaming flight simulation and racing simulation accessories. Turtle Beach also creates high-quality USB and analog microphones for gamers, streamers, professionals, and students that embrace cutting-edge technology and design. In 2024, Turtle Beach Corporation is moving all forward-looking accessories under its best-selling Turtle Beach brand. All forward-looking products for console, PC, and multiplatform gaming headsets, mice, keyboards, microphones and other PC gaming peripherals, game controllers, and flight/racing simulation accessories will be unified under one of the industry's most recognized brand names.



Gaming Accessories Business

Turtle Beach launched its first gaming headset and the first ever console gaming headset – the X51 – in 2005 and has gone on to become the leading brand in gaming headsets, as well as a top five overall gaming accessory business in the world. The Company designs and markets a broad assortment of gaming headsets and audio accessories for Xbox, PlayStation, and Nintendo consoles, as well as for PC and mobile/tablet devices. The Company's recent acquisitions expanded Turtle Beach Corporation's reach into the global markets for PC-specific gaming headsets, keyboards, mice, digital/USB and analog/XLR microphones for streamers and content creators, and other gaming accessories, and in 2021, the Company further expanded its reach with the launch of the first Turtle Beach game controllers for Xbox and Windows PCs, and flight simulation accessories. Turtle Beach's XBO VelocityOne™ flight control system was the best selling model in 2023 and, in 2024, Turtle Beach has also officially entered the racing simulation gaming accessory market with the brand's first product, VelocityOne™ Race. Turtle Beach products are distributed globally, sold at thousands of storefronts, including major retailers such as Amazon, Argos, Best Buy, GAME, GameStop, EB Games, Media Markt, Saturn, Target, and Walmart.

The Turtle Beach brand offers gamers a broad assortment of gaming accessory products available at multiple price tiers ranging from ~$20 to $650+. Most Turtle Beach gaming headset models are compatible with multiple gaming platforms (i.e. – the headset can be used with Xbox, PlayStation, Nintendo, PC, mobile devices, etc.). We believe the price tiers correspond to customer profiles, beginning with entry-level gamers and progressing through casual, enthusiast, core, as well as with professional streamers, content creators, and esports gamers. Each successive price tier incorporates higher level features, comfort, and finish. For example, premium headsets typically includes features like larger 50mm speakers, metal headbands, memory foam, powerful amplified 3D surround sound, active noise-cancellation, and Bluetooth connectivity. Additional features include Mic Monitoring, gaming audio presets like Bass and/or Vocal Boost, Turtle Beach's exclusive

Superhuman Hearing® sound setting which delivers a competitive advantage, a removable or flip-to-mute microphone, Turtle Beach's proprietary ProSpecs™ glasses-friendly technology, and long-lasting rechargeable batteries.

Gaming consoles like the latest Xbox and PlayStation systems have evolved into full home entertainment hubs, and mobile tablet devices have become mainstream entertainment platforms with gaming on mobile/tablet devices now representing approximately 50% of the global gaming market. Turtle Beach continues to evolve its product portfolio to reflect how content is consumed. While each Turtle Beach headset is designed for a primary platform, such as a specific console or PC, nearly all can be used with multiple platforms, and are compatible with mobile/tablet devices through a standard 3.5mm jack or Bluetooth connectivity. Additionally, Turtle Beach products are often displayed in multiple in-store sections by retailers. This includes platform-specific gaming aisles for Xbox, PlayStation, Nintendo, PC, Virtual Reality (VR), and mobile/tablet products, as well as displayed on in-store kiosks that allow shoppers to experience each headset's fit, feel, and audio quality, increasing the prominence of the Turtle Beach brand in physical retail locations, as well as online.

Industry Overview

Turtle Beach operates in an overall $190 billion global games and accessories market. The global gaming audience now exceeds global cinema and music markets with over three billion active gamers worldwide. Gaming peripherals, such as headsets, keyboards, mice, microphones, controllers, and simulation controls are estimated to be an $8.4 billion business globally.

The console and PC gaming accessory markets are also driven by major game launches and long-running franchises that encourage players to continually buy equipment and accessories. On Xbox, PlayStation, Nintendo Switch and PC, flagship games like Call of Duty, Destiny, Star Wars: Battlefront, Battlefield, Grand Theft Auto, and battle royale games like Fortnite, Call of Duty Warzone, Apex Legends, and PlayerUnknown's Battlegrounds, are examples of major franchises that prominently feature online multiplayer modes that encourage communication and drive increased demand for gaming headsets. Many of these established franchises launch new titles annually, leading into the holidays and as a result can cause an additional boost to the normally strong holiday sales for gaming accessories.

Many gamers play online where a gaming headset, which includes a microphone, is required because it allows players to communicate with each other in real-time, provides a more immersive experience, and delivers a competitive advantage.

Console Headset Market

In 2023, Turtle Beach was the leading console gaming headset manufacturer in the U.S. and other major console markets. Turtle Beach has achieved these global market shares by delivering high-quality products that often include first-to-market innovations, robust features, superior sound, unmatched comfort, and top customer support – all key factors that consumers seek when shopping for a gaming headset.

The global market for console gaming headsets, in which Turtle Beach has been the market leader for the past 14 years, is estimated to be approximately $1.4 billion. PlayStation and Xbox consoles continue to be dominant gaming platforms in North America and Europe for games that drive headset usage. Consistent with a historical pattern of major new console launches every 7-8 years, Microsoft and Sony launched their latest consoles, Xbox Series X|S and PlayStation 5, ahead of the 2020 holiday season, and in 2021/2022 demand for the latest Xbox and PlayStation consoles exceeded the available supply for consumers to purchase.

Nintendo has sold over 132.5 million units of its highly popular Nintendo Switch since the platform's release in early 2017. Nintendo continues adding and expanding its library of games, including an increased number of multiplayer chat-enabled games. Nintendo also sells the Nintendo Switch Lite, a follow-on product that offers gamers the hand-held only version of their popular gaming console.

PC Accessories Market

The market for PC gaming headsets, mice, and keyboards is estimated to be approximately $3.2 billion. PC gaming continues to be a main gaming platform in the U.S. and internationally, similarly driven by popular AAA game launches, by popular PC-specific esports leagues, teams, and players, content creators, and influencers, and with the introduction of cross-platform play – where PC gamers can play online against other gamers playing the same game on an Xbox, PlayStation, or Nintendo Switch. While most games are available on multiple platforms, gaming on PC offers advantages including improved graphics, increased speed and precision of mouse/keyboard controls, and the ability for deeper customization. Gaming mice and keyboards are engineered to provide gamers with high-end performance and a superior gaming experience through features such as fast key and button response times, improved materials and build quality, comfortable ergonomic designs, programmable keys and buttons, and software suites to customize and control devices and settings.

PC gaming mice come in a variety of different ergonomic shapes and sizes, are available in both wired and wireless models, offer different sensor options (optical or laser) and responsiveness, and often feature integrated RGB LED lighting and software to unify the lighting with other devices for a visually consistent PC gaming appearance. Similarly, PC gaming keyboards often deliver a competitive advantage by offering options for ultra-responsive mechanical and optical key switches that feel and sound different, as well as offer customizable lighting.

Our PC gaming headsets, keyboards, and mice span price tiers ranging from low-to-high for entry-level to professional gamers with each successive price tier adding features and build quality. We seek to infuse differentiation and innovation into our PC products, including our own design for keyboard and mouse switches, innovative RGB LED lighting, and extensive ergonomic design testing and modeling.

Gamepad/Controllers Market

The market for gamepad controllers is estimated to be approximately $0.5 billion, and shares the same retail footprint and consumer base that Turtle Beach gaming headsets compete in. Controllers now come in various ergonomic shapes, sizes, and colors. Gamers can even further customize their controllers with unique thumbsticks and better grips/textures, weights, and more. Game controllers also range in price from ~$40 to $300+ for ultra premium options, with premium controllers featuring improved materials, cooling, swappable parts and more. Turtle Beach entered the controllers market in 2021 with the introduction of its wired Recon™ Controller for Xbox and PC. Turtle Beach then launched the lower-cost wired REACT-R™ Controller in 2022, as well as introduced the mobile focused Recon™ Cloud and Atom™ controllers. In 2023, Turtle Beach launched its first wireless controller for Xbox and PC, the premium Stealth™ Ultra controller. Turtle Beach's controllers not only provide the same responsive, quality controls as first party controllers, but also offer Turtle Beach's signature gaming audio experience when gamers connect a wired headset to the controller.

Gaming Simulation Accessories Market

The market for gaming simulation accessories is estimated to be approximately $1.2 billion. Flight and racing simulation gaming are more dominant on higher-end PCs able to deliver the most realistic visuals. However, jumps in visual quality made possible in the latest consoles/games have made flight simulation gaming on Xbox more accessible. In 2020, Microsoft redefined the graphics flight sim gamers can expect while playing with the launch of the latest generation of its Flight Sim games and, in subsequent years, Microsoft expanded the game to Xbox Series X|S1, Xbox One, lower-end gaming PCs, and mobile via Xbox Cloud.

Long-running popular flight sim games like Flight Simulator 2024, X-Plane, and others allow pilots to learn to fly and pilot various aircraft through picture-perfect skies and scenery, with typical flight sim accessories including yokes and pedals, combat flightsticks, and HOTAS (Hands-On Throttle And Stick) controllers. The flight sim market is niche, but with a dedicated, older fanbase willing to spend more on accessories to create the ultimate flight simulation setups, with a variety of expert pilots and creators showcasing their latest content on YouTube and other mediums. Turtle Beach launched the original VelocityOne Flight universal control system in 2021, followed by the VelocityOne™ Rudder and VelocityOne™ Stand in 2022, the VelocityOne™ Flightstick in 2023, and the VelocityOne™ Flightdeck HOTAS controller in 2024

Racing simulation gaming follows a similar trajectory as flight simulation gaming. The audience of racing sim gamers is also niche, dedicated, slightly older and willing to spend more on creating high-end racing simulation setups predominantly on PC, but also on consoles. There are also a variety of long-running, successful racing game franchises including Forza, Assetto Corsa, and more that allow drivers to get behind the wheel and experience the rush of racing. Typical racing simulation accessories include wheel and pedal setups, swappable steering wheels, shifters, handbrakes and more, ranging in price from a few hundred dollars to thousands of dollars for the most involved simulators. Racing simulation fans also regularly create content and share with the community. Turtle Beach introduced its first VelocityOne™ Race racing simulation wheel and pedals setup in 2024, with additional racing sim accessory launches planned for the future.

Business Strategy

We intend to further build upon Turtle Beach's brand awareness, innovation, superior audio technology and high-quality products, as well as further promote and expand the brand in certain geographic regions to increase sales and profitability. The Company's strategy focuses on the following:

- **Continue to Advance Our Turtle Beach Brand.** We believe that Turtle Beach's reputation among gamers is a competitive advantage, and that our success is attributable to our emphasis on creating the highest quality, most innovative products and leveraging our extensive global distribution footprint to deliver these products to more gamers around the world.

  We continue to invest the resources necessary to maintain and expand our capability to manufacture multiple product lines that incorporate the latest technologies, resulting in more products to serve more price tiers. We will continue to advance the best-selling Turtle Beach gaming audio business forward with new headsets like the Stealth Pro and Stealth 700 Gen 2 MAX and will continue expanding our game controllers and gaming simulation accessory markets with products like the Stealth™ Ultra controller and VelocityOne™ Flightdeck and VelocityOne™ Race simulation accessories.

- **Continued Product Line Expansion and Revenue Growth in Controllers/Simulation Markets.** We intend to increase our available markets by continuing to develop internally, or through partnerships or acquisitions, products in new gaming accessory categories like game controllers and gaming simulation. We intend to grow revenues from categories outside console gaming headsets – the market Turtle Beach has led for the past 14 years.

- **Targeted Geographic Expansion.** We will continue efforts for further growth, specifically in select markets as the Company looks to deliver Turtle Beach products to an even wider audience of global gamers in 2024 and beyond.

- **Sustainable Products.** Our investment in sustainable products is an ongoing and continued focus for Turtle Beach Corporation. In 2022, Turtle Beach transitioned to using sustainably sourced paper packaging materials for the majority of gaming headsets and eliminated most plastics from packaging. In March 2023, we launched the Stealth 600 Gen 2 MAX Teal & Pink colorways as our first carbon neutral products, as well as partnered with Climate Impact Partners' Million Mangroves program, where we contribute to helping develop new mangrove forests which help combat carbon.

To maintain and/or improve our competitive position in our markets we continue to focus on the following:

- deliver innovative, high quality gaming headsets that provide superior game and chat audio, premium comfort, and advanced features designed to help gamers have a deeply immersive experience;

- deliver innovations in speed, precision, RGB LED lighting and form factor in PC gaming keyboards, mice, and other gaming categories that can leverage those capabilities;

- expand our product lines in game controllers and gaming simulation accessories, reaching into additional categories including mobile controllers and racing simulation products;

- grow our position at key retailers with products available in multiple locations throughout retailers;

- investments in our ecommerce platforms to drive profitable growth by expanding customer reach, reducing cost-to-serve, and creating differentiated customer experiences;

- maintaining our strategic relationships, and continuing investment in partnerships, which we believe provide the Turtle Beach brand a larger presence with consumers and create opportunities for retailers to carry our products; and

- leverage high-quality technical support and deliver a customer service experience that exceed consumer expectations and drive brand loyalty.

Intellectual Property

We operate in an industry where innovation, investment in new ideas, and protection of resulting intellectual property rights are critical to success. With a nearly 50-year history as pioneers in PC and gaming audio, Turtle Beach has a substantial base of IP assets with over 400 patents on current and future product development.

As a third-party gaming accessory company, certain technology used in gaming consoles requires a license to enable products to connect to that platform. While PlayStation does not require any license to produce headsets that can connect to their platforms, wireless connections on the Xbox platforms require the purchase of proprietary chips to integrate into the locked chat audio. The Company believes it currently has the necessary licenses, as well as the ability to obtain the necessary licenses, to produce compatible products.

Supply Chain and Operations

We have a global network of suppliers that manufacture products to meet the quality standards sought by our customers and our cost objectives. We have worked closely with component, manufacturing, and global logistic partners to build a supply chain that we consider dependable, scalable, and efficient to provide high-quality, reliable products employing leading cost management practices. The use of outsourced manufacturing facilities is designed to take advantage of specific expertise and allow for flexibility and scalability to respond to both seasonality and changing demands for our products. While the semiconductor availability and freight costs significantly improved in 2023 compared to 2022; we continue to closely monitor component availability and freight cost including global supply chain threats within the post-pandemic business environment.

We believe we have strong, long-term relationships with our suppliers and that, subject to the discussion in Item 1A,"Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources," we expect to continue to be able to obtain a sufficient supply of quality products on satisfactory terms.

Retail Distribution

Our products are sold in over 40 countries by retailers such as Amazon, Argos, Best Buy, GameStop, Target, and Walmart. We often have a broader assortment and more shelf space than competitors at video game and electronics retailers such as Best Buy and GameStop, which we believe reinforces the brand's authenticity with gaming enthusiasts, and our presence in mass channel retailers such as Walmart and Target enable the brand to reach a wider audience of casual gamers. Our established presence on Amazon and other online retail sites, and positive consumer product ratings on those sites, increases the search visibility of our products and helps to influence both online and in-store sales.

Turtle Beach Europe Limited ("TB Europe"), located in the U.K., serves as a primary sales office for the European market and has strengthened our international operations with support for sales, marketing, customer service and distribution.

Our websites, TurtleBeach.com and ROCCAT.com, are important focal points for our product sales and marketing efforts, serving as destinations for consumers to learn about the brands and products, and as a place to maintain ongoing interactivity. Information contained on our websites is not incorporated by reference herein unless specifically stated therein.

Customers

Our business customer base is comprised primarily of large retailers and distributors, both domestic and international. In 2023, net sales to our major market channels consisted of $165.9 million to North American retail customers, $58.0 million to European customers, $11.9 million to North American distributors and $22.0 million to other customers.

Our five largest individual customers accounted for approximately 69% of our gross sales in 2023, 67% of our gross sales in 2022, and 66% of our gross sales in 2021. During 2023, our four largest customers - Walmart, Target, Amazon, Best Buy - each accounted for between 10% to 25% of our consolidated gross sales.

Seasonality

Our business is seasonal with a significant portion of sales and profits typically occurring around the holiday period. Historically, more than 45% of revenues are generated during the period from September through December as new products are introduced and consumers engage in holiday shopping. In addition, launches of major new online multiplayer games, and specific retailer purchasing behavior, can drive significant revenue shifts between months and quarters in a given year.

Human Capital

As of December 31, 2023, Turtle Beach had 252 employees, of which 223 were full-time salaried employees, with the remaining being contracted employees.

Corporate Culture

We are focused on creating a corporate culture of integrity and respect, with the goal of working together to drive our business to be creative, innovative, and competitive. To achieve these objectives, we have adopted and regularly communicate to our employees the following core values:

- Leadership: We take initiative and lead in our respective roles. We lead by example.
- Teamwork: We work as a team and value diversity. We win together and lose together.
- Excellence: We take pride in our work and seek excellence in everything we do.
- Integrity: We are honest, direct, and transparent in all interactions.
- Innovation: We innovate to deliver better products and constantly improve every aspect of our company.
- Execution: We do what we say we will do and take personal accountability for our commitments.

We seek to create a highly collaborative culture in which employees feel a sense of pride that their input is sought after and valued. We believe that our culture is a long-term competitive advantage for us, fuels our ability to execute and is a critical underpinning of our employee talent strategy.

We are further committed to developing our employees professionally by leveraging our Intellectual Capital (IC) process. The IC process includes constructive reviews and various talent and leadership development initiatives conducted by the management team and provided throughout an employee's career.

We conduct anonymous employee culture surveys annually to monitor employee engagement and satisfaction, while identifying matters that need to be addressed and, in 2023, exceeded our employee satisfaction goal across the Company. While we take pride in our strong employee satisfaction, we are always seeking to ensure our employees feel valued and proud to be a part of the Turtle Beach team.

Diversity and Inclusion

We have always believed diversity in the workplace creates an environment where different perspectives lead to improved creativity, productivity, team member engagement, and overall employee happiness. To embrace diversity, we:

- Implemented and tracked diversity metrics through our recruiting process; and
- Included diversity statements in all job postings on our Turtle Beach Careers website and social media channels, such as LinkedIn.

Compensation and Benefits

We provide competitive compensation and benefits programs for our employees. In addition to salaries, these programs (which vary by employee level and by the country where the employees are located) include, among other items, bonuses, equity-based compensation awards, retirement plans, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, advocacy resources, flexible work schedules and employee assistance programs.

Available Information

We make available free of charge on and through our corporate website, http://corp.turtlebeach.com, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and all amendments to those filings as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). Information contained on our website is not incorporated by reference unless specifically stated therein.

In addition, the SEC maintains a website that contains reports, proxy statements, and other information about issuers, such as Turtle Beach, who file electronically within the SEC. The address of the website is www.sec.gov.

Item 1A - Risk Factors

Set forth below is a summary of certain material risks related to an investment in our securities, which should be considered carefully in evaluating such an investment. Our business, financial condition, operating results and cash flows can be affected by a number of factors, whether currently known or unknown, including but not limited to those described below, any one or more of which could, directly or indirectly, cause the Company's actual results of operations and financial condition to vary materially from past, or from anticipated future, results of operations and financial condition. Any of these factors, in whole or in part, could materially and adversely affect the Company's business, financial condition, results of operations, cash flows and common stock price. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations.

These risk factors may be important to understanding any statement in this Form 10-K or elsewhere. The following information should be read in conjunction with our financial statements and related notes in Part II, Item 8, "Financial Statements and Supplementary Data" and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Report.

Because of the following factors, as well as other factors affecting the Company's financial condition and operating results, past financial performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods. Please also see "Statement Regarding Forward-Looking Disclosures" in the section immediately preceding Item 1 of this Report.

Risks Related to Our Operations

Our business has and continues to be adversely impacted by inflationary pressures and potential recession concerns.

We are exposed to inflationary pressures affecting our costs and demand for the products we sell. In recent years, our business has been affected by global supply chain constraints and unfavorable changes in economic or political conditions in the countries and markets where we operate, resulting in heightened inflationary cost pressures. Such inflationary pressures have also been and could continue to be exacerbated by higher oil prices, geopolitical turmoil (including the ongoing conflicts between Russia and Ukraine and in Israel, Palestine and surrounding areas and the upcoming U.S. presidential election), increased logistics costs and economic policy actions and could lead to a recessionary environment. Adverse changes in interest rates have led to and could lead to further increases in our borrowing costs over time.

Inflationary pressures can also have a negative impact on demand for the products we sell. Reduced or delayed discretionary spending by consumers, specifically for consumer electronic goods, in response to inflationary pressures has and could continue to reduce demand for our products, resulting in reduced sales. Our inability to adequately increase prices to offset increased costs associated with such inflationary pressures, or otherwise mitigate their impact, will increase our costs of doing business and could further reduce our margins and profitability. If such impacts are prolonged or substantial, they could necessitate impairment tests in the future or otherwise have a material negative effect on our results of operations.

Our brands face significant competition from other consumer electronics companies and this competition could have a material adverse effect on our financial condition and results of operations.

We compete with other producers of gaming accessories, including video game console manufacturers. Our competitors may undertake more extensive marketing campaigns, adopt more aggressive pricing policies, or develop more commercially successful products for the PC and video game platforms than we do. In addition, competitors with large product lines and popular products, in particular the video game console manufacturers, typically have greater leverage with retailers, distributors and other customers, who may be willing to promote products with less consumer appeal in return for access to those competitors' more popular products.

In the event that a competitor reduces prices, we could be forced to respond by lowering our prices to remain competitive. If we are forced to lower prices, we may be required to "price protect" products that remain unsold in our customers' inventories at the time of the price reduction. Price protection results in our issuing a credit to our customers in the amount of the price reduction for each unsold unit in that customer's inventory. Our price protection policies, which are customary in the industry, can have a major impact on our profitability.

The manufacture, supply and shipment of our products are subject to supply chain and logistics risks that could adversely impact our financial results.

We face a number of risks related to supply chain management and logistics with respect to our products. We experienced, and may in the future continue to experience, supply or labor shortages or other disruptions to our supply chain or logistics, which could result in shipping delays and increased costs, each of which could negatively impact our results, operations, product development, and sales. The extent and duration of the impact of these challenges are subject to numerous factors, including the continuing impact of the COVID-19 pandemic, behavioral changes, wage and price costs, adoption of new or revised regulations, geopolitical turmoil and broader macroeconomic conditions.

We have experienced supply chain disruptions that resulted in significant cost increases for commodities and components used in our products, as well as component shortages that have negatively affected our sales and results of operations. We may not be able to pass along these price increases to our customers. While we have taken and continue to take measures to implement cost saving initiatives and procure and maintain levels of inventory to prioritize product availability amidst global supply chain and logistical challenges, including by working closely with our suppliers, there can be no assurance that we will be able to continue to do so. Accordingly, any future delays, disruptions, and supply and pricing risks, such as the ongoing supply chain challenges and disruptions, could affect our ability to meet customer demand for our products, which could have an adverse effect on our business, results of operations and financial condition.

The manufacture, supply and shipment of our products are dependent upon a limited number of third parties, and our success is dependent upon the ability of these parties to manufacture, supply and ship sufficient quantities of our products to us in a timely fashion, as well as the continued viability and financial stability of these third parties. In addition, many of our products use components with long order lead times and constrained supply. Any disruption in supply of these components could materially impact the ability of our third-party manufacturing partners to produce our products.

We rely on third parties to manufacture and manage the logistics of transporting and distributing our products, which subjects us to a number of risks that have been exacerbated as a result of ongoing supply chain issues. Our manufacturers' and suppliers' ability to supply products to us is also subject to a number of risks, including the unavailability of raw materials or components, their financial instability, the destruction of their facilities, work stoppages and any future public health crisis. Any shortage of raw materials or components or an inability to control costs associated with manufacturing could increase our costs or impair our ability to ship orders in a timely and cost-efficient manner. As a result, we could experience cancellations of orders, refusal to accept deliveries or a reduction in our prices and margins, any of which could harm our financial performance and results of operations.

We could be negatively affected if we are not able to engage third parties with the necessary capabilities or capacity on reasonable terms, or if those we engage with fail to meet their obligations (whether due to financial difficulties, manufacturing constraints, or other reasons). Moreover, there can be no assurance that such manufacturers and suppliers will not refuse to supply us at prices we deem acceptable, independently market their own competing products in the future, or otherwise discontinue their relationships with us. Our failure to maintain these existing manufacturing and supplier relationships, or to establish new relationships on similar terms in the future, could have a material adverse effect on our business, results of operations, financial condition and liquidity.

In particular, certain of our products have a number of components and subassemblies produced by outside suppliers. In addition, for certain of these items, we qualify only a single source of supply with long lead times, which can magnify the risk of shortages or result in excess supply or decrease our ability to negotiate price with our suppliers. Also, if we experience quality problems with suppliers, then our production schedules could be significantly delayed or costs significantly increased. Each of these factors could have an adverse effect on our business, liquidity, results of operations and financial position.

In addition, the ongoing effectiveness of our supply chain is dependent on the timely performance of services by third parties shipping products and materials to and from our warehouse facilities and other locations. If we encounter problems with these shipments, our ability to meet retailer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies could be materially adversely affected and we may be required to incur materially higher costs for shipping, including air freight. We have experienced some of these problems in the past and we cannot assure you that we will not experience similar problems in the future.

The widespread outbreak of an illness, communicable disease, or any other public health crisis could adversely affect our business, results of operations, and financial condition.

We could be negatively impacted by the widespread outbreak of an illness, communicable disease, or any other public health crisis that results in economic or trade disruptions, including the disruption of global supply chains. For example, the COVID-19 pandemic negatively impacted the economy on a global, national, and local level, disrupted global supply chains, and created volatility and disruption of financial markets. Responses from U.S. and international governmental authorities and companies to mitigate the effects of a public health crisis may affect economic activity through various containment measures including, among others, restrictions on retail outlets, business closures, work stoppages, quarantine and work-from-home guidelines, limiting capacity at public spaces and events, vaccination requirements, or restrictions of global and regional travel. A future outbreak of an illness, a communicable disease, or any other public health crisis, and any resulting impacts, such as an extended period of global supply chain and/or economic disruption, labor shortages, or government-mandated actions in response to such public health crisis could materially affect our business, results of operations, access to sources of liquidity, and financial condition.

We depend upon the success and availability of third-party gaming platforms and the release and availability of successful game titles to drive sales of our gaming accessories.

The performance of our gaming accessories business is affected by the continued success of the PC gaming market and third-party gaming platforms, such as Microsoft's Xbox consoles and Sony's PlayStation consoles, as well as video games developed by such manufacturers and other third-party publishers. Our business could suffer if any of these parties fail to continue to drive the success of these platforms, develop new or enhanced video game platforms, develop popular game and entertainment titles for current or future generation platforms or produce and timely release sufficient quantities of such consoles. Further, if a platform is withdrawn from the market or fails to sell, we may be forced to liquidate inventories relating to that platform or accept returns resulting in significant losses.

The industries in which we operate are subject to competition in an environment of rapid technological change, and if we do not adapt to, and appropriately allocate our resources among, emerging technologies, our revenues could be negatively affected.

We must make substantial product development and other investments to align our product portfolio and development efforts in response to market changes in the gaming industry. We must anticipate and adapt our products to emerging technologies in order to keep those products competitive. When we choose to incorporate a new technology into our products or to develop a product for a new platform or operating system, we are often required to make a substantial investment prior to the introduction of the product. If we invest in the development of a new technology or a product for a new platform that does not achieve significant commercial success, our revenues from those products likely will be lower than anticipated and may not cover our costs. Further, our competitors may develop or adapt to an emerging technology more quickly or effectively than we do, creating products that are technologically superior to ours, more appealing to consumers, or both.

New and emerging technologies and alternate platforms for gaming, such as mobile devices and virtual reality devices, could make our products, generally designed for existing console and PC gaming platforms less attractive or, in time, obsolete, which could require us to transition our business model, such as by developing products for other gaming platforms.

There are numerous steps required to develop a product from conception to commercial introduction and to ensure timely shipment to retail customers, including designing, sourcing and testing the electronic components, receiving approval of hardware and other third-party licensors, factory availability and manufacturing and designing the graphics and packaging. Any difficulties or delays in the product development process will likely result in delays in the contemplated product introduction schedule. It is common in new product introductions or product updates to encounter technical and other difficulties affecting manufacturing efficiency and, at times, the ability to manufacture the product at all. Although these difficulties can be corrected or improved over time with continued manufacturing experience and engineering efforts, if one or more aspects necessary for the introduction of products are not completed as scheduled, or if technical difficulties take longer than anticipated to overcome, the product introductions will be delayed, or in some cases may be terminated. No assurances can be given that our products will be introduced in a timely fashion, and if new products are delayed, our sales and revenue growth may be limited or impaired.

A significant portion of our revenue is derived from a few large customers, and the loss of any such customer, or a significant reduction in purchases by such customer, could have a material adverse effect on our business, financial condition and results of operations.

During 2023, our five largest retail customers accounted for approximately 69% of our gross sales in the aggregate. The loss of, or financial difficulties experienced by, any of these or any of our other significant customers, including as a result of the bankruptcy of a customer, could have a material adverse effect on our business, results of operations, financial condition and liquidity. We do not have long-term agreements with these or other significant customers and our agreements with these customers do not require them to purchase any specific amount of products. Many of our customers generally purchase from us on a purchase order basis. As a result, agreements with respect to pricing, returns, cooperative advertising or special promotions, among other things, are subject to periodic negotiation with each customer. No assurance can be given that these or other customers will continue to do business with us or that they will maintain their historical levels of business. In addition, the uncertainty of product orders can make it difficult to forecast our sales and allocate our resources in a manner consistent with actual sales, and our expense levels are based in part on our expectations of future sales. If our expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls or ensure adequate product supply to meet customer demand. In addition, financial difficulties experienced by a significant customer could increase our exposure to uncollectible receivables and the risk that losses from uncollected receivables exceed the reserves we have set aside in anticipation of this risk or limit our ability to continue to do business with such customers.

If our marketing efforts do not effectively raise the recognition and reputation of our brands, we may not be able to successfully implement our gaming accessory growth strategy.

We believe that our ability to extend the recognition and favorable perception of our brand is critical to implement our gaming accessory growth strategy, which includes maintaining our strong position in console gaming headsets and building our brand recognition and product appeal in controllers, simulation and PC gaming headsets, keyboards, and mice as well as in additional new categories over time. These efforts cause us to incur significant costs in marketing; however, these expenditures may not result in an increase in net sales that is sufficient to cover such costs.

If we fail to build and maintain our brands, or if we incur significant expenses in an unsuccessful attempt to build and maintain our brands, our business and ability to implement our growth strategy may be harmed.

Turtle Beach relies on its partnerships with influencers, athletes and esports teams to expand our market and promote our products, and our marketing and promotion partners may not perform to our expectations.

Relationships with new and established influencers, athletes and esports teams have been, and will continue to be, important to our success. We rely on these partners to assist us in generating increased acceptance and use of our product offerings. We have established a number of these relationships, and our growth depends in part on establishing new relationships and maintaining existing ones. Certain partners may not view their relationships with us as significant to their own businesses, and they may reassess their commitment to us or decide to partner with our competitors in the future. We cannot guarantee that any partner will perform their obligations as agreed or that we would be able to specifically enforce any agreement with them. If any partner does not perform consistent with our agreements, we may be subject to negative or adverse publicity and other reputational risks, including the risk of unfavorable perception on social media or other platforms. Additionally, our failure to maintain and expand these relationships may adversely impact our future revenue.

Our net sales and operating income fluctuate on a seasonal basis and decreases in sales or margins during peak seasons could have a disproportionate effect on our overall financial condition and results of operations.

A significant portion of our annual revenues are generated during the holiday season between September and December. If we do not accurately forecast demand for products, we could incur additional costs or experience manufacturing delays. Any shortfall in net sales during this period would cause our annual results of operations to suffer significantly.

Demand for our products depends on many factors such as consumer preferences and the introduction or adoption of game platforms and related content and can be difficult to forecast. If we misjudge the demand for our products, we could face the following problems in our operations, each of which could harm our operating results:

- If our forecasts of demand for products are too high, we may accumulate excess inventories of products, which could lead to markdown allowances or write-offs affecting some or all of such excess inventories. We may also have to adjust the prices of our existing products to reduce such excess inventories;

- If demand for specific products increases beyond what we forecast, our suppliers and third-party manufacturers may not be able to increase production or obtain required components quickly enough to meet the demand. Our failure to meet market demand may lead to missed opportunities to increase our base of customers, damage our relationships with retailers or harm our business; and

- The on-going transition to new console platforms increases the likelihood that we could fail to accurately forecast demand for headsets, microphones, simulation hardware, and other gaming accessories for these platforms.

Our results of operations and financial condition may be adversely affected by global business, political, operational, financial and economic conditions.

We face business, political, operational, financial and economic risks inherent in international business, many of which are beyond our control, including:

- higher product component costs and higher transportation and logistics costs driven by increasing rates of inflation globally;

- changes in consumer discretionary spending and preferences driven by increasing rates of inflation and concerns about global economic outlook;

- trade restrictions, higher tariffs, currency fluctuations or the imposition of additional regulations relating to import or export of our products, especially in China, where many of our Turtle Beach products are manufactured, which could force us to seek alternate manufacturing sources or increase our costs;

- difficulties obtaining domestic and foreign export, import and other governmental approvals, permits and licenses, and compliance with foreign laws, which could halt, interrupt or delay our operations if we cannot obtain such approvals, permits and licenses;

- compliance with anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, the European Union Anti-Corruption Act and other similar laws, or non-compliance with such laws, which could subject us to trade sanctions administered by the Office of Foreign Assets Control, the U.S. Department of Commerce and equivalent foreign entities;

- difficulties encountered by our international distributors or us in staffing and managing foreign operations or international sales, including higher labor costs and tightening of the overall labor markets;

- compliance by third-party suppliers, manufacturers and their subcontractors with our Manufacturer Code of Conduct and other applicable compliance policies;

- transportation delays and difficulties of managing international distribution channels;

- longer payment cycles for, and greater difficulty collecting, accounts receivable;

- political and economic instability, including wars (such as the ongoing conflicts between Russia and Ukraine and in Israel and Palestine and surrounding areas), terrorism, political unrest, boycotts, curtailment of trade and other business restrictions, any of which could materially and adversely affect our net sales and results of operations;

- public health issues (such as a pandemic); and

- natural disasters or adverse or extreme weather conditions.

Any of these factors could reduce our net sales, decrease our gross margins, increase our expenses or reduce our profitability. Should we establish our own operations in international territories where we currently rely on distributors, we will become subject to greater risks associated with operating outside of the United States.

The electronics industry in general has historically been characterized by a high degree of volatility and is subject to substantial and unpredictable variations resulting from changing business cycles. Our operating results will be subject to fluctuations based on general economic conditions, and in particular conditions that impact discretionary consumer spending. Downturns in the worldwide economy could adversely affect our business. We have and could continue to experience a reduction in demand for our products or a lengthening of consumer replacement schedules for our products. Sustained reduced demand for these products could result in further decreases in our average selling prices and product sales. A deterioration of current conditions in worldwide credit markets could limit our ability to obtain financing. A lack of available credit in financial markets may adversely affect the ability of our commercial customers to finance purchases and operations and could result in a decrease in orders or spending for our products as well as create supplier disruptions. We are unable to predict the likely duration and severity of any adverse economic conditions and disruptions in financial markets and the effects they will have on our business and its financial condition. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to defaults or bankruptcies. As a result, a downturn in the worldwide economy could have a material adverse effect on our business, results of operations or financial condition.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be adversely impacted.

Effective internal controls are necessary to provide reliable financial reports and to assist in the effective prevention of fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. The Sarbanes-Oxley Act of 2002 requires, among other things, that we evaluate our systems and processes and test our internal controls over financial reporting to allow management and our independent registered public accounting firm, as applicable, to report on the effectiveness of our internal control over financial reporting. If we are not able to remediate any identified material weakness or otherwise comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, investors could lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline and we could be subject to sanctions, investigations by the Nasdaq Stock Market, LLC, the SEC or other regulatory authorities, or shareholder litigation.

In addition, failure to maintain effective internal controls could result in financial statements that do not accurately reflect our financial condition or results of operations. There can be no assurance that we will be able to maintain a system of internal controls that fully complies with the requirements of the Sarbanes-Oxley Act of 2002 or that our management and independent registered public accounting firm will continue to conclude that our internal controls are effective.

Our business could be negatively affected as a result of actions of activist stockholders.

While we strive to maintain constructive communications with our stockholders, activist stockholders have and may, from time to time, engage in proxy solicitations or advance shareholder proposals, or otherwise attempt to effect changes and assert influence on our Board and management. Perceived uncertainties as to the future direction or governance of the Company may cause concern to our current or potential regulators, vendors or strategic partners, or make it more difficult to execute on our strategy or to attract and retain qualified personnel, which may have a material impact on our business and operating results.

Risks Related to our Intellectual Property and Other Legal Matters

Our competitive position will be adversely damaged if our products are found to infringe on the intellectual property rights of others.

Other companies and our competitors may currently own or obtain patents or other proprietary rights that might prevent, limit or interfere with our ability to make, use or sell our products. Although we do not believe that our products infringe the proprietary rights of any third parties, we have received notices of alleged infringement in the past and there can be no assurance that infringement or other legal claims will not be asserted against us in the future or that we will not be found to infringe the intellectual property rights of others. The electronics industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, resulting in significant and often protracted and expensive litigation. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results could be adversely affected. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of our resources. An adverse result from intellectual property litigation could cause us to do one or more of the following:

- cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

- obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all; and/or

- redesign products or services that incorporate the disputed technology.

If we take any of the foregoing actions, we could face substantial costs and shipment delays and our business could be seriously harmed. Although we carry general liability insurance, our insurance may not cover claims of this type or may be inadequate to insure us for all liability that may be imposed.

In addition, it is possible that our customers or end users may seek indemnity from us in the event that our products are found or alleged to infringe the intellectual property rights of others. Any such claim for indemnity could result in substantial costs to us that could adversely impact our operating results.

If we are unable to obtain and maintain intellectual property rights and/or enforce those rights against third parties who are violating those rights, our business could suffer.

We rely on various intellectual property rights, including patents, trademarks, trade secrets and trade dress to protect our Turtle Beach brand name, reputation, product appearance, and technology. Although we have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with selected parties with whom we conduct business to limit access to and disclosure of our proprietary information, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent misappropriation of that intellectual property or deter independent third-party development of similar technologies. Monitoring the unauthorized use of proprietary technology and trademarks is costly, and any dispute or other litigation, regardless of outcome, may be costly and time consuming and may divert the attention of management and key personnel from our business operations. The steps taken by us may not prevent unauthorized use of proprietary technology or trademarks. Many features of our products are not protected by patents; we may not have the legal right to prevent others from reverse engineering or otherwise copying and using these features in competitive products. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could adversely affect our financial results.

We are susceptible to counterfeiting of our products, which may harm our reputation for producing high-quality products and force us to incur expenses in enforcing our intellectual property rights. Such claims and lawsuits can be expensive to resolve, require substantial management time and resources, and may not provide a satisfactory or timely result, any of which may harm our results of operations. As some of our products are sold internationally, we are also dependent on the laws of many countries to protect and enforce our intellectual property rights. These laws may not protect intellectual property rights to the same extent or in the same manner as the laws of the United States.

Further, we are party to licenses that grant us rights to intellectual property, including trademarks, which are necessary or useful to our business. One or more of our licensors may allege that we have breached our license agreement with them, and seek to terminate our license. If successful, this could result in our loss of the right to use the licensed intellectual property, which could adversely affect our ability to commercialize our technologies or products, as well as harm our competitive business position and our business prospects.

Our success also depends in part on our ability to obtain and enforce intellectual property protection of our technology, particularly our patents. There is no guarantee any patent will be granted on any patent application that we have filed or may file. Claims allowed from existing or pending patents may not be of sufficient scope or strength to protect the economic value of our technologies. Further, any patent that we may obtain will expire at some point, and it is possible that it may be challenged, invalidated or circumvented even prior to expiration.

We may initiate claims or litigation against third parties in the future for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of our competitors. These claims could result in costly litigation and divert the efforts of our technical and management personnel. As a result, our operating results could be adversely affected and our financial condition could be negatively impacted.

We are dependent upon third-party intellectual property to manufacture some of our products.

The performance of certain technology used in new generation consoles, such as integrated voice and chat audio from the Xbox platforms are improved by a licensed component to ensure compatibility with our products.

While we currently believe that we have the necessary licenses, or can obtain the necessary licenses, in order to produce compatible products, there is no guarantee that our licenses will be renewed or granted in the first instance in the future. Moreover, if gaming platform manufacturers enter into license agreements with other companies for their "closed systems" or if we are unable to obtain sufficient quantities of headset adapters or chips, we would be placed at a competitive disadvantage.

In order for certain of our headsets to connect to the Xbox platforms' advanced features and controls, a proprietary computer chip or wireless module is required. As a result, with respect to our products designed for the Xbox platforms, we are currently reliant on Microsoft or their designated supplier to provide us with sufficient quantities of such chips and/or modules. If we are unable to obtain sufficient quantities of these chips and/or modules, sales of such Xbox platform compatible headsets and consequently our revenues would be adversely affected.

We are licensed and approved by Microsoft to develop and sell Xbox platform compatible audio products pursuant to a license agreement under which we have the right to manufacture (including through third-party manufacturers), market and sell audio products for the Xbox platform video game console. Our current Xbox platform headsets are dependent on this license, and headsets for future Xbox consoles may also be dependent on this license. Microsoft has the right to terminate that license under certain circumstances set forth in the agreement. Should that license be terminated, our headset offerings may be limited, which could significantly reduce our revenues. While Sony does not currently require a license for audio products to be compatible with PlayStation® consoles, they could do so in the future.

While the Company believes it currently has the necessary licenses, or can obtain the necessary licenses to produce compatible products, Microsoft, Sony and other third-party gaming platform manufacturers may control or limit our ability to manufacture headsets compatible with their platforms, and could cause unanticipated delays in the release of our products as well as increases to projected development, manufacturing, licensing, marketing or distribution costs, any of which could negatively impact our business.

Risks Related to Liquidity

We depend upon the availability of capital under our revolving credit facility to finance our operations. Any additional financing that we may need may not be available on favorable terms, or at all.

In addition to cash flow generated from operations, we have financed our operations with a credit facility (the "Credit Facility") from Bank of America. If we are unable to comply with the financial and other covenants contained in the Credit Facility and are unable to obtain a waiver under the Credit Facility for such default, Bank of America may declare any outstanding borrowings under the Credit Facility immediately due and payable. A default on our Credit Facility would have an immediate and material adverse effect on our business, results of operations, and financial condition. We could be required to obtain additional financing from other sources, and we cannot predict whether or on what terms, if any, additional financing might be available. If we were required to seek additional financing and were unable to obtain it, we might need to change our business and capital expenditure plans, which may have a materially adverse effect on our business, financial condition and results of operations. In addition, any debt under the Credit Facility could make it more difficult to obtain other debt financing in the future. The Credit Facility contains certain financial covenants and other restrictions that limit our ability, among other things, to incur certain additional indebtedness; pay dividends and repurchase stock; make certain investments and other payments; enter into certain mergers or consolidations; undergo certain changes of control of our Company or Board of Directors; engage in sale and leaseback transactions and transactions with affiliates; and encumber and dispose of assets.

If we violate any of these covenants, we will likely be unable to borrow under the Credit Facility. If a default occurs and is not timely cured or waived, Bank of America could seek remedies against us, including termination or suspension of obligations to make loans and issue letters of credit, and acceleration of amounts then outstanding under the applicable Credit Facility. No assurance can be given that we will be able to maintain compliance with these covenants in the future. The Credit Facility is asset based and can only be drawn down in an amount to which eligible collateral exists and can be negatively impacted by extended collection of accounts receivable, unexpectedly high product returns and slow-moving inventory, among other factors. In addition, we have granted the lender a first-priority lien against substantially all of our assets, including trade accounts receivable and inventories. Failure to comply with the operating restrictions or financial covenants could result in the lender terminating or suspending its obligation to make loans and issue letters of credit to us.

Additionally, a significant downturn in demand for our products or a reduction in gross margins could have an adverse effect on our result of operations and on our ability to obtain financing generally.

General Risk Factors

The market price of our common stock may continue to fluctuate significantly.

We cannot predict the prices at which our common stock may trade. The market price of our common stock has and may continue to fluctuate widely, depending on many factors, some of which may be beyond our control, including but not limited to:

- actual or anticipated fluctuations in our operating results due to factors related to our business;

- success or failure of our business strategy;

- the success of third-party gaming platforms and certain game titles to drive sales;

- our quarterly or annual earnings, or those of other companies in our industry;

- changes in earnings estimates by securities analysts or our ability to meet those estimates;

- our ability to execute transformation, restructuring and realignment actions;

- the operating and stock price performance of other comparable companies;

- actions of or engagement with stockholder activists;

- comments by securities analysts or other third parties, including in articles, letters and other media;

- speculation in the press about the future of our Company or our industry;

- overall market fluctuations; and

- general economic conditions and other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock. These fluctuations may also cause short sellers to periodically enter the market on the belief that we may experience worse results in the future. We cannot predict the actions of market participants and, therefore, can offer no assurances that the market for our common stock will be stable or appreciate over time.

If we are unable to protect our information systems against service interruption, misappropriation of data, cyber-attacks or other or breaches of security, our operations could be disrupted, our reputation may be damaged, and we may be financially liable for damages.

We rely heavily on information systems, including a full range of retail, financial, sourcing and merchandising systems, to manage our operations. We regularly make investments to upgrade, enhance or replace these systems, as well as leverage new technologies to support our growth strategies. In addition, we have implemented enterprise-wide initiatives that are intended to standardize business processes and optimize performance. Any delays or difficulties in transitioning to new systems or integrating them with current systems or the failure to implement our initiatives in an orderly and timely fashion could result in additional investment of time and resources, which could impair our ability to improve existing operations and support future growth, and ultimately have a material adverse effect on our business.

The reliability and capacity of our information systems are critical. Despite preventative efforts, our systems are vulnerable to damage or interruption from, among other things, natural disasters, extreme weather conditions, technical malfunctions, inadequate systems capacity, human error, malfeasance, power outages, computer viruses and security breaches. Any disruptions affecting our information systems could have a material adverse effect on our business. In addition, any failure to maintain adequate system security controls to protect our computer assets and sensitive data, including associate and client data, from unauthorized access, disclosure or use could damage our reputation with our associates and our clients, exposing us to financial liability, legal proceedings (such as class action lawsuits) by affected individuals, customers, manufacturers or business partners, and/or regulatory action. While we have implemented measures to prevent security breaches and cyber incidents, our preventative measures and incident response efforts may not be entirely effective. As a result, we may not be able to immediately detect any security breaches, which may increase the losses that we would suffer. Further, remote working arrangements increase the risk of cybersecurity attacks and data breaches, particularly through phishing attempts, as our employees and third parties with whom we interact leverage our IT infrastructure in previously unanticipated ways. Finally, our ability to continue to operate our business without significant interruption in the event of a disaster or other disruption depends, in part, on the ability of our information systems to operate in accordance with our disaster recovery and business continuity plans.

Our reliance on information systems and other technology also gives rise to cybersecurity risks, including security breach, espionage, system disruption, theft and inadvertent release of information. The occurrence of any of these events could compromise our networks, and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disrupt operations, and damage our reputation, which could adversely affect our business. In addition, as security threats continue to evolve, we may need to invest additional resources to protect the security of our systems.

We are subject to laws and regulations relating to data privacy, data protection, and other related matters, which are subject to change, and our failure to comply could negatively affect our business and reputation.

We are subject to a variety of laws and regulations with respect to data privacy, data protection and other related matters, including the California Consumer Privacy Act, as amended by the California Privacy Rights Act, other state privacy laws within the United States, and the European Union General Data Protection Regulation. These laws and the regulations associated therewith have evolved significantly in recent years, and future laws and regulations in other jurisdictions in which our business operates may be enacted. In addition, the application and interpretation of these laws and regulations are often unpredictable and uncertain.

Compliance with existing and emerging data privacy laws, regulations and, industry standards and disclosures could result in increased compliance costs and/or lead to changes in our business practices and policies, and any failure to abide by these laws, regulations and industry standards could adversely affect our reputation, lead to public enforcement actions or private litigation against us, require additional investment in resources or personnel, and reduce the availability of previously useful data, any of which could materially and adversely affect our business, operating results and financial condition

We have been party to stockholder litigation, and in the future could be party to additional stockholder litigation, which could harm our business, financial condition and operating results.

We have had, and may continue to have, actions brought against us by stockholders, including in connection with the Merger (as defined below), as further described in Note 11. Commitments and Contingencies, based on past transactions, changes in our stock price or other matters. Any such claims, whether or not resolved in our favor, could divert our management and other resources from the operation of our business and otherwise result in unexpected and substantial expenses that would adversely and materially impact our business, financial condition and operating results.

Loss of our key management and other personnel could impact our business.

Our future success depends largely upon the continued service of our executive officers and other key management and technical personnel and on our ability to continue to attract, retain and motivate qualified personnel. In addition, competition for skilled and non-skilled employees among technology companies is intense, and the loss of skilled or non-skilled employees or an inability to attract, retain and motivate additional skilled and non-skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully, develop new products, attract customers and meet customer shipments.

Our business could be adversely affected by significant movements in foreign currency exchange rates.

We are exposed to fluctuations in foreign currency transaction exchange rates, particularly with respect to the Euro and the British Pound. Any significant change in the value of currencies of the countries in which we do business relative to the value of the U.S. dollar could affect our ability to sell products competitively and control our cost structure. Additionally, we are subject to foreign exchange translation risk due to changes in the value of foreign currencies in relation to our reporting currency, the U.S. dollar. The translation risk is primarily concentrated in the exchange rate between the U.S. dollar and the British Pound. As the U.S. dollar fluctuates against other currencies in which we transact business, revenue and income could be impacted.

Any acquisitions we pursue could disrupt our business and harm our financial condition and results of operations.

As part of our business strategy, we review and intend to continue to review acquisition opportunities that we believe would be advantageous or complementary to the development of our business. If we make any acquisitions, we could take any or all of the following actions, any one of which could adversely affect our business, financial condition, results of operations or the price of our common stock:

- use a significant portion of our available cash;

- require a significant devotion of management's time and resources in the pursuit or consummation of such acquisition;

- incur debt, which may not be available to us on favorable terms and may adversely affect our liquidity;

- issue equity or equity-based securities that would dilute existing stockholders' ownership percentage;

- assume contingent and other liabilities; and

- take charges in connection with such acquisitions.

Acquisitions also entail numerous other risks, including, without limitation: difficulties in assimilating acquired operations, products, technologies and personnel; unanticipated costs; risks of entering markets in which we have limited or no prior experience; regulatory approvals; unanticipated costs or liabilities; and potential loss of key employees from either our existing business or the acquired organization. Acquisitions may result in accounting charges for restructuring and other expenses, amortization of purchased technology and intangible assets and stock-based compensation expense, any of which could materially and adversely affect our operating results. We may not be able to realize the anticipated synergies, innovation, operational efficiencies, and benefits of the acquisition or successfully integrate with our existing business the businesses, products, technologies or personnel that we acquire, and our failure to do so could harm our business and operating results.

Our products may be subject to warranty claims, product liability and product recalls.

We may be subject to product liability or warranty claims that could result in significant direct or indirect costs, or we could experience greater returns from retailers than expected, which could harm our net sales. The occurrence of any quality problems due to defects in our products could make us liable for damages and warranty claims in excess of any existing reserves. In addition to the risk of direct costs to correct any defects, warranty claims, product recalls or other problems, any negative publicity related to the perceived quality of our products could also affect our brand image, decrease retailer and distributor demand and our operating results and financial condition could be adversely affected. Changes in production levels or processes could result in increased manufacturing errors, as well as higher component, manufacturing and shipping costs, all of which could reduce our profit margins, result in prices increases and harm our relationships with retailers and consumers.

We could incur unanticipated expenses in connection with warranty or product liability claims relating to a recall of one or more of our products, which could require significant expenditures to defend. Additionally, we may be required to comply with governmental requirements to remedy the defect and/or notify consumers of the problem that could lead to unanticipated expense, and possible product liability litigation against a customer or us.

Changes in laws or regulations or the manner of their interpretation or enforcement could adversely impact our financial performance and restrict our ability to operate our business or execute our strategies.

We are subject to numerous domestic and foreign laws and regulations, including those related to customs, securities, consumer protection, data privacy, general employment and employee health and safety. New laws or regulations, changes in existing laws or regulations or the manner of their interpretation or enforcement, may create uncertainty, increase our cost of doing business and restrict our ability to operate our business or execute our strategies. This could include, among other things, compliance costs and enforcement under the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act related to disclosure and reporting requirements for companies that use "conflict" minerals originating from the Democratic Republic of Congo or adjoining countries. Additionally, the California Consumer Privacy Act and EU General Data Protection Regulation have significantly affected how we are able to market our products. The SEC has also enacted or proposed significant changes to its regulations in recent years that impact our operations associated with being a public company.

We continually evaluate and monitor developments with respect to new and proposed laws, regulations, standards and rules and cannot predict or estimate the amount of the additional costs we may incur due to these laws, regulations, standards and rules or the timing of such costs. Any such new or changed laws, regulations, standards and rules may be subject to varying interpretations and as a result, their application in practice may evolve over time as new guidance is provided by regulatory authorities and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory authorities or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, and we may be harmed.

We are subject to various environmental laws and regulations that could impose substantial costs on us and may adversely affect our business, operating results and financial condition.

Our operations and some of our products are regulated under various federal, state, local and international environmental laws. In addition, regulatory bodies in many of the jurisdictions in which we operate propose, enact and amend environmental laws and regulations on a regular basis. If we were to violate or become liable under these environmental laws, we could be required to incur additional costs to comply with such regulations and may incur fines and civil or criminal sanctions, third-party property damage or personal injury claims, or could be required to incur substantial investigation or remediation costs. Liability under environmental laws may be joint and several and without regard to comparative fault. The ultimate costs under environmental laws and the timing of these costs are difficult to predict. Although we cannot predict the ultimate impact of any new environmental laws and regulations, such laws may result in additional costs or decreased revenue and could require that we redesign or change how we manufacture our products, any of which could have a material adverse effect on our business. Additionally, to the extent that our competitors choose not to abide by these environmental laws and regulations, we may be at a cost disadvantage, thereby hindering our ability to effectively compete in the marketplace.

Our goals and disclosures related to environmental, social and governance ("ESG") matters have and will likely continue to result in additional costs and risks to us, which may adversely affect our reputation, employee retention, and willingness of our customers and partners to do business with us.

Investor advocacy groups, institutional investors, investment funds, proxy advisory services, stockholders, and customers are increasingly focused on the ESG goals and practices of companies. We are frequently asked by these groups to set ambitious ESG goals and provide new and more robust disclosure of ESG goals, progress toward ESG goals and other matters of interest to ESG stakeholders. We have set ESG goals and are enhancing related disclosure of goals, progress, and other matters relating to ESG. Our efforts to accomplish and accurately disclose progress toward ESG-related goals and objectives present numerous operational, reputational, financial, legal, and other risks, any of which could have a negative impact on our business, reputation, and stock price.

Our ability to set and achieve ESG goals and initiatives is subject to numerous risks including, among others: (1) the availability and cost of limiting, eliminating or tracking our use of carbon-based energy sources and technologies, (2) evolving regulatory requirements affecting ESG standards or disclosures, including those related to greenhouse gas emissions tracking and disclosure, (3) our ability to partner with providers that can meet our sustainability, diversity, and other standards, (4) our ability to recruit, develop, and retain diverse talent, (5) the impact of our organic growth and acquisitions or dispositions of businesses or operations on our ESG goals, and (6) customers' actual demand for ESG-oriented product offerings, which may be more expensive and less available than other options.

Standards for tracking and reporting on ESG matters are relatively new, have not been harmonized and continue to be promulgated and evolve. Our selection of disclosure frameworks that seek to align with various reporting standards may change from time to time, including in response to new disclosure requirements, and may result in a lack of consistent or meaningful comparative data from period to period. In addition, our processes and controls may not always comply with evolving standards for identifying, measuring and reporting ESG metrics, our interpretation of reporting standards may differ from those of others and such standards may change over time, any of which could result in significant revisions to our ESG goals or reported progress in achieving such goals.

If our ESG practices do not meet evolving investor or other stakeholder expectations and standards or regulatory requirements, then our reputation, our ability to attract or retain employees and our attractiveness as an investment, business partner or acquiror could be negatively impacted. Similarly, our failure or perceived failure to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards within the timelines we announce, or at all, could also have similar negative impacts and expose us to government enforcement actions and private litigation.

Our variable rate indebtedness will subject us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

Borrowings under our Credit Facility will be at variable rates of interest, which expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our cash flows could be adversely affected. An increase in debt service obligations under our variable rate indebtedness could affect our ability to make payments required under the terms of the agreements governing our indebtedness or our other indebtedness outstanding from time to time.

On March 10, 2023, we entered into the Third Amendment to our Credit Facility. Among other things, the Third Amendment transitioned the reference interest rates from the London Interbank Offering Rate ("LIBOR") to (i) a rate published by Bank of America or the U.S. Bloomberg Short-Term Bank Yield Index ("BSBY") rate for loans denominated in U.S. Dollars, (ii) the Sterling Overnight Index Average Reference Rate ("SONIA") for loans denominated in Sterling, (iii) and the Euro Interbank Offered Rate ("EUIBOR") for loans denominated in Euros (collectively, the "alternative reference rates"), as applicable.

The change from LIBOR to the alternative reference rates could expose our borrowings to less favorable rates. If the change to the alternative reference rates results in increased interest rates or if our lenders have increased costs due to the change, then our debt that uses benchmark rates could be affected and, in turn, our cash flows and interest expense could be adversely impacted. The consequences of the phase out of LIBOR cannot be entirely predicted at this time. An alternative reference rate could be higher or more volatile than LIBOR prior to its discontinuance, which could result in an increase in the cost of our indebtedness, impact our ability to refinance some or all of our existing indebtedness or otherwise have a material adverse impact on our business, financial condition and results of operations.

Item 1B – Unresolved Staff Comments

None.

Item 1C – Cybersecurity

The Company recognizes the importance of developing, implementing, and maintaining cybersecurity measures to ensure the security of our information systems and networks and the confidentiality, availability, and integrity of our data.

Risk management and strategy

Turtle Beach uses a risk-based approach to cybersecurity, utilizing industry-standard frameworks and methodologies to assess and manage risks. The Company has processes for assessing, identifying, and managing material risks from cybersecurity threats. These processes have been integrated into the Company's overall risk management processes and include an incident response plan to assess and remediate cybersecurity attacks.

The incident response plan provides guidance in identifying, assessing, investigating, remediating, and reporting any confirmed or suspected: (i) compromise of physical, network or system security; (ii) unauthorized access or acquisition of personal information or proprietary information; or (iii) material noncompliance with Company information privacy and security policies and procedures. The plan and associated processes have flexibility to ensure a tailored response based on the circumstances of the incident.

From time to time, the Company engages third party experts to assess the Company's cybersecurity controls and processes. For example, in 2021, the Company engaged an information security consultant to conduct and external, design-focused assessment using the National Institute of Standards and Technology framework to evaluate the Company's cybersecurity controls. The Company's management used the assessment to assist them in evaluating the Company's cybersecurity controls, and its Company's policies and procedures to further align them with industry standards.

The Company also has processes to identify and oversee cybersecurity threats associated with its use of third-party service providers. These processes include diligence of third-party cybersecurity risk through SOC-2 audits and use of independent vendors who provide cybersecurity ratings.

In addition, the Company maintains an insurance policy which specifically provides coverage for qualifying information security breaches.

The Company has not experienced a material information security breach in the last five years, nor has it incurred any expenses or penalties or paid any settlements related thereto. The Company is not currently facing any cybersecurity threats reasonably likely to materially affect the Company or its business strategy, results of operations or financial condition.

Governance

Cybersecurity is an important part of the Board's risk oversight. Although the full Board retains responsibility for cybersecurity oversight, the Audit Committee of the Board (the "Audit Committee") has authority to immediately assess and manage a cybersecurity incident if one were to occur. The Company's senior management briefs the Audit Committee and the Board periodically on cybersecurity matters and would promptly brief the Audit Committee if a cybersecurity incident occurred.

The Company's management has day-to-day responsibility for managing cybersecurity risks. The management team includes our Chief Financial Officer, who has cybersecurity expertise through prior leadership positions in networking and software businesses, and our Senior Director of Information Technology, who has formal data security training and certifications.

In addition to using industry-standard tools to monitor cybersecurity risks, management receives direct reporting of cybersecurity threats from our employees, who are trained annually on cyber security risks and reporting.

Item 2 – Properties

The table below describes our principal facilities as of December 31, 2023. Each of these facilities is leased. We believe our existing facilities are adequate to meet our current needs and that we can renew our existing leases or obtain alternative space on terms that would not have a material impact on our financial conditions.

Location	State or Country	Principal Business Activity	Approx. Square Feet	Expiration Date of Lease
White Plains	NY	Corporate Headquarters	15,800	2031
San Diego	CA	Administration	16,150	2029
Hamburg	DE	Administration	8,600	2028
New Taipei City	TW	Administration	14,800	2025
Basingstoke	U.K.	Administration	7,030	2032

Item 3 - Legal Proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of its business. Although the amount of any liability that could arise with respect to these actions cannot be determined with certainty, in the Company's opinion, any such liability will not have a material adverse effect on its consolidated financial position, consolidated results of operations or liquidity.

Shareholders Class Action: On August 5, 2013, VTB Holdings, Inc. ("VTBH") and the Company (f/k/a Parametric Sound Corporation) announced that they had entered into the Merger Agreement pursuant to which VTBH would acquire an approximately 80% ownership interest and existing shareholders would maintain an approximately 20% ownership interest in the combined company (the "Merger"). Following the announcement, several shareholders filed class action lawsuits in California and Nevada seeking to enjoin the Merger. The plaintiffs in each case alleged that members of the Company's Board of Directors breached their fiduciary duties to the shareholders by agreeing to a merger that allegedly undervalued the Company. VTBH and the Company were named as defendants in these lawsuits under the theory that they had aided and abetted the Company's Board of Directors in allegedly violating their fiduciary duties. The plaintiffs in both cases sought a preliminary injunction seeking to enjoin closing of the Merger, which, by agreement, was heard by the Nevada court with the California plaintiffs invited to participate. On December 26, 2013, the court in the Nevada case denied the plaintiffs' motion for a preliminary injunction. Following the closing of the Merger, the Nevada plaintiffs filed a second amended complaint, which made essentially the same allegations and sought monetary damages as well as an order rescinding the Merger. The California plaintiffs dismissed their action without prejudice, and sought to intervene in the Nevada action, which was granted. Subsequent to the intervention, the plaintiffs filed a third amended complaint, which made essentially the same allegations as prior complaints and sought monetary damages. On June 20, 2014, VTBH and the Company moved to dismiss the action, but that motion was denied on August 28, 2014. On September 14, 2017, a unanimous en banc panel of the Nevada Supreme Court granted defendants' petition for writ of mandamus and ordered the trial court to dismiss the complaint but provided a limited basis upon which plaintiffs could seek to amend their complaint. Plaintiffs amended their complaint on December 1, 2017 to assert the same claims in a derivative capacity on behalf of the Company, as a well as in a direct capacity, against VTBH, Stripes Group, LLC, SG VTB Holdings, LLC, and the former members of the Company's Board of Directors. All defendants moved to dismiss this amended complaint on January 2, 2018, and those motions were denied on March 13, 2018. Defendants petitioned the Nevada Supreme Court to reverse this ruling on April 18, 2018. On June 15, 2018, the Nevada Supreme Court denied defendants' writ petition without prejudice. The district court subsequently entered a pretrial schedule and set trial for November 2019. On January 18, 2019, the district court certified a class of shareholders of the Company as of January 15, 2014. On October 11, 2019, the parties notified the district court that they had reached a settlement that would resolve the pending action if ultimately approved by the Court. On January 13, 2020, the district court preliminarily approved the settlement between the plaintiffs and all defendants. A final hearing was held on May 18, 2020, wherein the Court approved the settlement and entered final judgment.

On May 22, 2020, PAMTP LLC, which purports to hold the claims of eight shareholders who opted out of the class settlement described above, brought suit against the Company, the Company's former Chief Executive Officer, Juergen Stark, Stripes Group, LLC, SG VTB Holdings, LLC, Kenneth Fox, and former members of the Company's Board of Directors in Nevada state court. This opt-out action asserts the same direct claims that were asserted by the class of shareholders described above. The defendants filed two motions to dismiss this complaint, which were heard on August 10, 2020. The Court denied those motions by order of August 20, 2020. The case was tried in August 2021 and all remaining defendants, including the Company, prevailed on all counts with final judgment entered in their favor on September 3, 2021. Plaintiff is appealing that judgment.

Employment Litigation: On April 20, 2017, a former employee filed an action in the Superior Court for the County of San Diego, State of California. The complaint alleges claims including wrongful termination, retaliation and various other provisions of the California Labor Code. The complaint seeks unspecified economic and non-economic losses, as well as allegedly unpaid wages, unreimbursed business expenses statutory penalties, interest, punitive damages and attorneys' fees. The Company filed a cross-complaint against the former employee on May 25, 2017 for certain activities related to his employment with the Company. The matter was tried between September 24 and October 7, 2021. On October 8, 2021 a jury rendered a unanimous verdict in favor of the Company on the employment claims. The Court granted a directed verdict to the Company on its Cross- Complaint against the former employee. Judgment was entered in favor of the Company on October 27, 2021. On December 20, 2021, the former employee filed a notice of appeal of the judgment. On November 14, 2023, the court of appeal issued its opinion affirming the judgment in favor of the Company. On the Company's Cross-Complaint, the court directed the Company to elect either punitive or statutory treble damages, but otherwise affirmed.

Insolvency Dispute in Germany: On February 15, 2024, TBC Holding Company LLC ("TBCH"), a wholly-owned subsidiary of Turtle Beach Corporation, was served with a lawsuit that was brought to the German Higher Regional Court in Stade by the insolvency administrator of KJE Europe GmbH, a company registered and existing under the laws of Germany. In his complaint, the insolvency administrator claims that TBCH is liable to reimburse any payments received by the TBCH under a certain settlement agreement with KJE Europe GmbH dated June 30, 2020. TBCH does not believe the claims have merit and intends to defend itself in this proceeding. TBCH will file its statement of defense to the complaint by April 30, 2024.

The Company will continue to vigorously defend itself in the foregoing matters. However, litigation and investigations are inherently uncertain. Accordingly, the Company cannot predict the outcome of these matters. The Company has not recorded any accrual at December 31, 2023 for contingent losses associated with these matters based on its belief that losses, while possible, are not probable. Further, any possible range of loss cannot be reasonably estimated at this time. The unfavorable resolution of these matters could have a material adverse effect on the Company's business, results of operations, financial condition, or cash flows. The Company is engaged in other legal actions, not described above, arising in the ordinary course of its business and, while there can be no assurance, believes that the ultimate outcome of these other legal actions will not have a material adverse effect on its business, results of operations, financial condition, or cash flows.

Item 4 - Mine Safety Disclosures

Not applicable.

PART II

Item 5 - Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company’s common stock is traded on the Nasdaq Global Market under the symbol “HEAR.” The number of holders of record of common stock at February 29, 2024 was 810.

Stock Performance Graph

Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, the following information relating to the price performance of our common stock shall not be deemed to be “filed” with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be “soliciting material” or subject to Rule 14A of the Exchange Act, or to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, in each case whether made before or after the date of this Report, except to the extent we specifically incorporate it by reference into such filing.

The following graph shows a comparison from December 31, 2018 through December 31, 2023 of the cumulative total return assuming a $100 investment in our common stock, the S&P 500 Index and the S&P 500 Consumer Durables Index. In accordance with the rules of the Securities and Exchange Commission, the returns are indexed to a value of $100 at December 31, 2018 and assume that all dividends, if any, were reinvested. The comparisons in this graph below are based on historical data and are not intended to forecast or be indicative of future performance of our common stock.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Turtle Beach Corporation, the S&P 500 Index
and the S&P 500 Consumer Durables & Apparel Index
$250
$200
$150
$100
$50
$0
12/18
12/19
12/20
12/21
12/22
12/23
Turtle Beach Corporation
S&P 500
S&P 500 Consumer Durables & Apparel
*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.
Copyright© 2024 Standard & Poor's, a division of S&P Global. All rights reserved.

Dividend Policy

We have not paid regular cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will depend on our financial condition, operating results, capital requirements and such other factors as our Board of Directors deems relevant.

Unregistered Sale of Equity Securities and Issuer Purchases of Equity Securities

On April 9, 2019, the Company's Board of Directors authorized a stock repurchase program to acquire up to $15.0 million of its common stock. Any repurchases under the program will be made from time to time on the open market at prevailing market prices. On April 1, 2021, the Board of Directors approved an extension and expansion of this stock repurchase program up to $25.0 million of its common shares, expiring April 9, 2023. On March 3, 2023, the Company's Board of Directors approved a two-year extension of this stock repurchase plan.

For the fourth quarter of 2023, we did not repurchase any shares of common stock.

Securities Authorized for Issuance Under Equity Compensation Plans

See Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in this Report for disclosure relating to our equity compensation plans. Such information will be included in our Proxy Statement or an amendment to this Report, which is incorporated herein by reference.

Item 6 – [Reserved]

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto. This discussion summarizes the significant factors affecting our results of operations and the financial condition of our business during each of the fiscal years in the three-year period ended December 31, 2023.

Turtle Beach Corporation (herein referred to as the "Company," "we," "us," or "our"), headquartered in White Plains, New York, and incorporated in the state of Nevada in 2010, is a premier audio technology company with expertise and experience in developing, commercializing, and marketing innovative products across a range of large addressable markets under the Turtle Beach® and ROCCAT® brands. Turtle Beach is a worldwide leader of feature-rich gaming solutions for use across multiple platforms, including video game and entertainment consoles, handheld consoles, personal computers ("PC"), tablets and mobile devices. ROCCAT is a gaming headsets, keyboards, mice, and other accessories brand focused on the personal computer peripherals market.

Business Trends

Console Headset Market

Turtle Beach is the leading console gaming headset manufacturer in the U.S. and other major console markets. Turtle Beach has achieved these global market shares by delivering high-quality products that often include first-to-market innovations, robust features, superior sound, unmatched comfort, and top customer support – all key factors that consumers seek when shopping for a gaming headset.

The global market for console gaming headsets, in which Turtle Beach has been the market leader for the past 14 years, is estimated to be approximately $1.4 billion. PlayStation and Xbox consoles continue to be dominant gaming platforms in North America and Europe for games that drive headset usage. Consistent with a historical pattern of major new console launches every 7-8 years, Microsoft and Sony launched their latest consoles, Xbox Series X|S and PlayStation 5, ahead of the 2020 holiday season, and in 2021/2022 demand for the latest Xbox and PlayStation consoles exceeded the available supply for consumers to purchase. In 2023, the demand for gaming consoles increased as additional supplies became available, which resulted in our improved market share.

Nintendo has sold over 132.5 million units of its highly popular Nintendo Switch since the platform's release in early 2017. Nintendo continues adding and expanding its library of games, including an increased number of multiplayer chat-enabled games. Nintendo also sells the Nintendo Switch Lite, a follow-on product that offers gamers the hand-held only version of their popular gaming console.

PC Accessories Market

The market for PC gaming headsets, mice, and keyboards is estimated to be approximately $3.2 billion. PC gaming continues to be a main gaming platform in the U.S. and internationally, driven by big AAA game launches, PC-specific esports leagues, popular teams and players, content creators and influencers and cross-platform play. While most games are available on multiple platforms, gaming on PC offers advantages including improved graphics, increased speed and precision of mouse/keyboard controls, and the ability for deeper customization. Gaming mice and keyboards are engineered to provide gamers with high-end performance and a superior gaming experience through features such as faster response times, improved materials and build quality, programmable buttons and keys, and software suites to customize and control devices and settings.

PC gaming mice come in a variety of different ergonomic shapes and sizes, are available in both wired and wireless models, offer options for different sensors (optical and laser) and responsiveness, and often feature integrated RGB LED lighting and software to unify the lighting with other devices for a visually consistent PC gaming appearance. Similarly, PC gaming keyboards often deliver a competitive advantage by offering options for mechanical and optical key switches that feel and sound different and offer customizable lighting.

Gamepad/Controllers Market

The market for gamepad controllers is estimated to be approximately $0.5 billion, and shares the same retail footprint and consumer base that Turtle Beach gaming headsets compete in. Controllers now come in various ergonomic shapes, sizes, and colors. Gamers can even further customize their controllers with unique thumbsticks and better grips/textures, weights, and more. Game controllers also range in price from ~$40 to $300+ for ultra premium options, with premium controllers featuring improved materials, cooling, swappable parts and more. Turtle Beach entered the controllers market in 2021 with the introduction of its wired Recon™ Controller for Xbox and PC. Turtle Beach then launched the lower-cost wired REACT-R™ Controller in 2022, as well as introduced the mobile focused Recon™ Cloud and Atom™ controllers. In 2023, Turtle Beach launched its first wireless controller for Xbox and PC, the premium Stealth™ Ultra controller. Turtle Beach's controllers not only provide the same responsive, quality controls as first party, but also offer Turtle Beach's signature gaming audio experience when gamers connect a wired headset to the controller.

Gaming Simulation Accessories Market

The market for gaming simulation accessories is estimated to be approximately $1.2 billion. Flight and racing simulation gaming are more dominant on higher-end PCs able to deliver the most realistic visuals. However, jumps in visual quality made possible in the latest consoles/games have made flight simulation gaming on Xbox more accessible. In 2020, Microsoft redefined the graphics flight sim gamers can expect while playing with the launch of the latest generation of its Flight Sim games and, in subsequent years, Microsoft expanded the game to Xbox Series X|S1, Xbox One, lower-end gaming PCs, and mobile via Xbox Cloud.

Long-running popular flight sim games like Flight Simulator 2024, X-Plane, and others allow pilots to learn to fly and pilot various aircraft through picture-perfect skies and scenery, with typical flight sim accessories including yokes and pedals, combat flightsticks, and HOTAS (Hands-On Throttle And Stick) controllers. The flight sim market is niche, but with a dedicated, older fanbase willing to spend more on accessories to create the ultimate flight simulation setups, with a variety of expert pilots and creators showcasing their latest content on YouTube and other mediums. Turtle Beach launched the original VelocityOne Flight universal control system in 2021, followed by the VelocityOne™ Rudder and VelocityOne™ Stand in 2022, the VelocityOne™ Flightstick in 2023, and the VelocityOne™ Flightdeck HOTAS controller in 2024

Racing simulation gaming follows a similar trajectory as flightl simulation gaming. The audience of racing sim gamers is also niche, dedicated, slightly older and willing to spend more on creating high-end racing simulation setups predominantly on PC, but also on consoles. There are also a variety of long-running, successful racing game franchises including Forza, Assetto Corsa, and more that allow drivers to get behind the wheel and experience the rush of racing. Typical racing simulation accessories include wheel and pedal setups, swappable steering wheels, shifters, handbrakes and more, ranging in price from a few hundred dollars to thousands of dollars for the most involved simulators. Racing simulation fans also regularly create content and share with the community. Turtle Beach introduced its first VelocityOne™ Race racing simulation wheel and pedals setup in 2024, with additional racing sim accessory launches planned for the future.

Seasonality

Our gaming accessories business is seasonal with a significant portion of sales and profits typically occurring around the holiday period. Historically, more than 45% of revenues are generated during the period between September and December as new products are introduced and consumers engage in holiday shopping. In addition, launches of major new online multiplayer games, and specific retailer purchasing behavior, can drive significant revenue shifts between months and quarters in a given year. In the past few years, normal seasonal patterns have been significantly changed due to pandemic-driven shifts in consumer demand.

In connection with the seasonality of the business, historically the Company's borrowings on the revolving credit facility increase as a result of the holiday inventory build leading up to year-end and decline on gross receipts during the first quarter of the following year.

Supply Chain and Operations

We have a global network of suppliers that manufacture products to meet the quality standards sought by our customers and our cost objectives. We have worked closely with component, manufacturing, and global logistic partners to build a supply chain that we consider dependable, scalable, and efficient to provide high-quality, reliable products employing leading cost management practices. The use of outsourced manufacturing facilities is designed to take advantage of specific expertise and allow for flexibility and scalability to respond to both seasonality and changing demands for our products.

We have experienced and may continue to experience increased freight costs and component availability challenges. Further, market conditions have significantly increased the lead time on many product components, causing us to purchase components earlier than normal to meet forecasted demand, which, in some cases, led to excess inventories of certain components ordered with long lead times ahead of shifting demand. We expect to continue to experience challenges impacting our supply chain and logistics operations. As a result, we continue to take proactive steps to limit the impact of these challenges and are working closely with our manufacturing and freight providers to reduce costs.

We believe we have strong, long-term relationships with our suppliers and that, subject to the discussion in Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources," we expect to continue to be able to obtain a sufficient supply of quality products on satisfactory terms.

Results of Operations

Management Overview

In 2023, we continued our position as the number one console gaming headset provider and, showcased strong operational and financial execution with increased revenues, earnings and adjusted EBITDA compared to a year ago.

Despite the console gaming market being down slightly, we delivered net revenue of $258.1 million as our industry-leading console headsets, including the launch of the Stealth Pro multi-platform headset into the top price tier, continued to drive both revenue growth and market share gains. Additionally, our simulation product related revenue increased due to product expansion, led by our Velocity One flight simulator, which became the market share leader in 2023.

As a result of the execution against our strategic pillars and ongoing cost management initiatives, the overall operating environment improved throughout the year, demonstrated by improved margins due to lower freight and more normalized promotional spend.

Looking forward, demand for gaming accessories is normalizing higher than pre-pandemic levels and we believe the replacement cycle for pandemic accessory purchases will drive ongoing demand into 2024. We expect our brand to continue leading the headset category with new, innovative console gaming headsets as demonstrated by the nearly $1 billion in U.S. retail sales that three of our top sellers, Stealth 600, Stealth 700 and Recon 70, have collectively delivered since their respective launches. In addition, we exceeded 20% of our revenues in categories outside the console gaming headset category and, as we continue to launch exciting new products across these categories, we believe there are further opportunities to extend our growth in PC gaming, simulation, and controllers.

Financial Results

The following table sets forth the Company's statements of operations for the periods presented:

		Year Ended December 31,				
		2023		**2022**		**2021**
		(in thousands)				
Net revenue	$	258,122	$	240,166	$	366,354
Cost of revenue		182,618		190,979		237,971
Gross profit		75,504		49,187		128,383
Gross margin		29.3%		20.5%		35.0%
Operating expenses		91,947		100,667		107,952
Operating income (loss)		(16,443)		(51,480)		20,431
Interest expense, net		504		1,220		383
Other non-operating expense (income), net		394		1,753		(101)
Income (loss) before income tax		(17,341)		(54,453)		20,149
Income tax expense		338		5,093		2,428
Net income (loss)	$	(17,679)	$	(59,546)	$	17,721

Net Revenue and Gross Profit

Comparison of the Year Ended December 31, 2023 to the Year Ended December 31, 2022

Net revenue for the year ended December 31, 2023 was $258.1 million, an $18.0 million, or 7.5%, increase from $240.2 million in the prior year period driven by revenue and share gains for both the console headset gaming and simulation products.

For the year ended December 31, 2023, as a result of lower freight and promotional spending, gross profit as a percentage of net revenue increased to 29.3% compared to 20.5% in the comparable prior year period, which included $9.8 million of pandemic-related excess components and product inventory impairment charges.

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021

Net revenue for the year ended December 31, 2022 was $240.2 million, a $126.2 million, or 34.4% decrease from $366.4 million in the record prior year period reflecting lower customer demand as a result of a challenging macroeconomic environment, channel inventory compression and increased promotional spend.

For the year ended December 31, 2022, gross profit as a percentage of net revenue decreased to 20.5% from 35.0% in the prior year. The decrease was primarily due to a $9.8 million charge for potential excess components and product inventory relating to pandemic driven supply chain and logistic impacts, higher freight and warehouse costs to ensure product supply, higher promotional spend driven by more aggressive competitive pricing actions to reduce channel inventory levels and volume-driven fixed cost deleveraging.

Operating Expenses

	Year Ended December 31,		
	2023	**2022**	**2021**
		(in thousands)	
Selling and marketing	$ 43,489	$ 47,090	$ 58,883
Research and development	17,137	19,123	17,490
General and administrative	31,321	32,558	31,501
Other intangible asset impairment	—	1,896	—
Acquisition integration costs	—	—	78
Total operating expenses	$ 91,947	$ 100,667	$ 107,952

Selling and Marketing

Selling and marketing expense for the year ended December 31, 2023 totaled $43.5 million, or 16.8% as a percentage of net revenue, compared to $47.1 million, or 19.6% as a percentage of net revenue, for the prior year. This decrease was primarily due to lower headcount and the alignment of marketing to support demand and product launches.

Selling and marketing expense for the year ended December 31, 2022 totaled $47.1 million, or 19.6% as a percentage of net revenue, compared to $58.9 million, or 16.1% as a percentage of net revenue, for the year ended December 31, 2021. This decrease was primarily due to lower revenue-based expenses, reduction of marketing initiatives to align with lower consumer demand and strategic priorities.

Research and Development

For the year ended December 31, 2023, we invested $17.1 million in research and development, compared to $19.1 million for the year ended December 31, 2022, which reflects certain expense management, including lower headcount and costs associated with our product portfolio plans.

For the years ended December 31, 2022 and 2021, we invested $19.1 million and $17.5 million, respectively, as we continued to invest in new product categories and portfolio expansion to support strategic growth initiatives.

General and Administrative

General and administrative expenses for the year ended December 31, 2023 decreased $1.2 million to $31.3 million compared to $32.6 million for the year ended December 31, 2022. Excluding certain non-recurring executive compensation, proxy contest and shareholders' litigation costs, expenses decreased $2.7 million primarily due lower non-cash stock-based compensation, employee expenses and certain corporate legal costs.

General and administrative expenses for the year ended December 31, 2022 increased $1.1 million to $32.6 million compared to $31.5 million for the year ended December 31, 2021. Excluding certain non-recurring fees related to the proxy contest in both years with respect to the 2022 annual meeting of stockholders ($2.2 million) and other litigation costs, expenses decreased $1.1 million primarily due to lower personnel costs and professional fees.

Income Taxes

Income tax expense for the year ended December 31, 2023 was $0.3 million at an effective tax rate of (1.9)% compared to income tax expense of $5.1 million for the year ended December 31, 2022 at an effective tax rate of (9.4%). The effective tax rate was primarily impacted by foreign taxes, state taxes and interest on uncertain tax positions. In 2022 the Company recorded a valuation allowance on its deferred tax assets.

Income tax expense for the year ended December 31, 2022 was $5.1 million at an effective tax rate of (9.4%) compared to income tax expense of $2.4 million for the year ended December 31, 2021 at an effective tax rate of 12.1%. The effective tax rate was primarily impacted by the establishment of a valuation allowance on our net U.S. deferred tax assets as well as state income tax.

Other Non-Operating Expense (Income)

Other non-operating expense totaled $0.4 million and $1.8 million for the years ended December 31, 2023 and 2022, respectively, due to negative effect of exchange rates as it relates to our European operations, compared to other non-operating income of $0.1 million for the year ended December 31, 2021, which included a $1.9 million fair value of contingent consideration reversal.

Key Performance Indicators and Non-GAAP Measures

Management routinely reviews key performance indicators, including revenue, operating income and margins, and earnings per share, among others. In addition, we believe certain other measures provide useful information to management and investors about us and our financial condition and results of operations for the following reasons: (i) they are measures used by our Board of Directors and management team to evaluate our operating performance; (ii) they are measures used by our management team to make day-to-day operating decisions; (iii) the adjustments made are often viewed as either non-recurring or not reflective of ongoing financial performance and/or have no cash impact on operations; and (iv) the measures are used by securities analysts, investors and other interested parties as a common operating performance measure to compare results across companies in our industry by adjusting for potential differences caused by variations in capital structures (affecting relative interest expense), and the age and book value of facilities and equipment (affecting relative depreciation and amortization expense). These other metrics, however, are not measures of financial performance under accounting principles generally accepted in the United States of America ("GAAP") and given the limitations of these metrics as analytical tools, should not be considered a substitute for gross profit, gross margins, net income (loss) or other consolidated income statement data as determined in accordance with GAAP.

We believe that the presentation of Adjusted EBITDA, defined as net income (loss) before interest, taxes, depreciation and amortization, stock-based compensation (non-cash) and certain non-recurring special items that we believe are not representative of core operations, is appropriate to provide additional information to investors about our operating profitability adjusted for certain non-cash items, non-routine items that we do not expect to continue at the same level in the future, as well as other items that are not core to our operations. Further, we believe Adjusted EBITDA provides a meaningful measure of operating profitability because we use it for evaluating our business performance, making budgeting decisions, and comparing our performance against that of other peer companies using similar measures. However, Adjusted EBITDA is not a measure of financial performance under GAAP and, given the limitations of these metrics as analytical tools, should not be considered a substitute for gross profit, gross margins, net income (loss) or other consolidated income statement data as determined in accordance with GAAP.

Adjusted EBITDA

Adjusted EBITDA (and a reconciliation to Net income (loss), the nearest GAAP financial measure) for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
	(in thousands)		
Net income (loss)	$ (17,679)	$ (59,546)	$ 17,721
Interest expense	504	1,220	383
Depreciation and amortization	4,839	5,816	5,313
Stock-based compensation (1)	11,983	7,984	7,656
Income tax expense	338	5,093	2,428
Impairment charge (2)	—	1,896	—
Restructuring expense (3)	1,061	556	—
CEO transition related costs (4)	2,874	—	—
Change in fair value of contingent consideration	—	—	(1,928)
Business transaction expense (5)	653	—	78
Proxy contest and other (6)	1,921	7,092	4,934
Adjusted EBITDA	$ 6,494	$ (29,889)	$ 36,585

(1)   Increase in stock-based compensation in the year-ended December 31, 2023 over the comparable prior year period primarily driven by $4.0 million charge related to the accelerated vesting of equities of the Company's former Chief Executive Officer.

(2)   Impairment charge includes costs related to impairment of intangible assets. See Note 5 to our condensed consolidated financial statements included elsewhere in this Annual Report.

(3)   Restructuring charges are expenses that are paid in connection with reorganization of our operations. These costs primarily include severance and related benefits.

(4)   Chief Executive Officer transition related expense includes one-time costs associated with the separation of its former executive. Such costs included severance, bonus, medical benefits and the tax impact of vesting of stock-based compensation.

(5)   Business transaction expense includes one-time costs in connection with acquisition-related activities including professional fees such as legal and accounting along with other certain integration related costs of the acquisitions.

(6)   Proxy contest and other primarily includes (a) one-time legal and other professional fee associated with proxy challenges presented by certain shareholder activists and (b) the settlement of an intellectual property lawsuit in 2022.

Liquidity and Capital Resources

Our primary sources of working capital are cash flow from operations and availability of capital under our revolving credit facility. We have funded operations and acquisitions in recent periods with operating cash flows and proceeds from debt and equity financings.

The following table summarizes our sources and uses of cash:

	Year Ended December 31,		
	2023	2022	2021
	(in thousands)		
Cash and cash equivalents at beginning of period	$ 11,396	$ 37,720	$ 46,681
Net cash provided by (used for) operating activities	27,044	(41,846)	(327)
Net cash used for investing activities	(2,159)	(3,549)	(8,121)
Net cash provided by (used for) financing activities	(17,846)	19,706	(56)
Effect of foreign exchange on cash	291	(635)	(457)
Cash and cash equivalents at end of period	$ 18,726	$ 11,396	$ 37,720

Operating activities

Cash provided by operating activities for the year ended December 31, 2023 was $27.0 million, an increase of $68.9 million as compared to cash used for operating activities totaling $41.8 million for the year ended December 31, 2022. The increase is primarily the result of lower working capital driven by reductions in inventory levels, higher gross receipts and expense management initiatives.

Cash used for operating activities for the year ended December 31, 2022 was $41.8 million, a decrease of $41.5 million as compared to cash provided by operating activities of $0.3 million for the year ended December 31, 2021. The increase in the cash used for operations is primarily the result of lower gross receipts due to lower demand and retailers compressing channel inventories.

Investing activities

Cash used for investing activities was $2.2 million for the year ended December 31, 2023, which was related to certain capital investments, compared to $3.5 million in 2022.

Cash used for investing activities was $3.5 million for the year ended December 31, 2022, which was related to certain capital investments, compared to $8.1 million in 2021, which consisted of capital expenditures related to in-store advertising displays and new product manufacturing tooling, as well as $2.5 million related to the Neat Microphones acquisition.

Financing activities

Net cash used for financing activities was $17.8 million during the year ended December 31, 2023 compared to net cash provided by financing activities of $19.7 million and net cash used for financing activities of $0.1 million during the years ended December 31, 2022 and 2021, respectively. Financing activities during the year ended December 31, 2023 consisted primarily of $19.1 million revolving credit facility net repayments and $1.0 million of common stock repurchases, partially offset by $2.3 million of stock option exercise proceeds.

Financing activities in 2022 consisted primarily of revolving credit facility borrowings. Financing activities in 2021 included stock option exercise proceeds of $5.3 million and repurchases of common stock of $4.9 million.

Management assessment of liquidity

Management believes that our current cash and cash equivalents, the amounts available under our revolving credit facility and cash flows derived from operations will be sufficient to meet anticipated short-term and long-term funding for working capital and capital expenditures including amounts to develop new products, fund future stock repurchases and to pursue strategic opportunities. Significant assumptions underlie this belief, including, among other things, that there will be no material adverse developments in our business, liquidity or capital requirements, or strategic opportunities that require additional capital.

In addition, the Company monitors the capital markets on an ongoing basis and may consider raising capital if favorable market conditions develop.

Foreign cash balances at December 31, 2023 and December 31, 2022 were $8.0 million and $6.5 million, respectively.

Revolving Credit Facility

On March 5, 2018, Turtle Beach and certain of its subsidiaries entered into an amended and restated loan, guaranty and security agreement (the "Credit Facility") with Bank of America, N.A. ("Bank of America"), as administrative agent, collateral agent and security trustee for Lenders (as defined therein), which replaced the then existing asset-based revolving loan agreement. The Credit Facility was amended on each of December 17, 2018, May 31, 2019, and March 10, 2023. The Credit Facility, as amended, expires on April 1, 2025 and provides for a line of credit of up to $80 million inclusive of a sub-facility limit of $15 million for TB Europe, a wholly-owned subsidiary of Turtle Beach. In addition, the Credit Facility provides for a $40 million accordion feature.

On March 10, 2023, the Company entered into a Third Amendment to Amended and Restated Loan, Guaranty and Security Agreement (the "Third Amendment"), by and among the Company, VTB, TBC Holding Company LLC, TB Europe, VTBH, the financial institutions party thereto from time to time and Bank of America, as administrative agent, collateral agent and security trustee for the lenders.

The Third Amendment provided for, among other things: (i) extending the maturity date of the Credit Facility from March 5, 2024 to April 1, 2025; (ii) updating the interest rate and margin terms; (iii) removing the FILO Loan facility; (iv) updating the sub-facility limit for TB Europe to $15 million; (v) increasing our undrawn commitment fee by 0.125%; and (vi) transitioning the reference interest rates from LIBOR to BSBY, SONIA and EUIBOR, as applicable.

The maximum credit availability for loans and letters of credit under the Credit Facility is governed by a borrowing base determined by the application of specified percentages to certain eligible assets, primarily eligible trade accounts receivable and inventories, and is subject to discretionary reserves and revaluation adjustments. The Credit Facility may be used for working capital, the issuance of bank guarantees, letters of credit and other corporate purposes.

Amounts outstanding under the Credit Facility bear interest at a rate equal to (i) a rate published by Bank of America or the U.S. Bloomberg Short-Term Bank Yield Index ("BSBY") rate for loans denominated in U.S. Dollars, (ii) the Sterling Overnight Index Average Reference Rate ("SONIA") for loans denominated in Sterling, and (iii) the Euro Interbank Offered Rate ("EUIBOR") for loans denominated in Euros, plus in each case, an applicable margin, which is between 0.50% to 2.50% for base rate loans and UK base rate loans, and 1.50% and 3.50% for BSBY rate loans, BSBY daily floating rate loans and UK alternative currency loans. In addition, Turtle Beach is required to pay a commitment fee on the unused revolving loan commitment at a rate ranging from 0.375% to 0.50%, and letter of credit fees and agent fees. As of December 31, 2023, interest rates for outstanding borrowings were 11.00% for base rate loans and 8.90% for SONIA rate loans.

The Company is subject to financial covenant testing if certain availability thresholds are not met or certain other events occur (as defined in the Credit Facility). The Credit Facility requires the Company and its restricted subsidiaries to maintain a fixed charge coverage ratio of at least 1.00 to 1.00 as of the last day of each fiscal quarter.

The Credit Facility also contains affirmative and negative covenants that, subject to certain exceptions, limit our ability to take certain actions, including our ability to incur debt, pay dividends and repurchase stock, make certain investments and other payments, enter into certain mergers and consolidations, engage in sale leaseback transactions and transactions with affiliates and encumber and dispose of assets. Obligations under the Credit Facility are secured by a security interest and lien upon substantially all of the Company's assets.

As of December 31, 2023, the Company was in compliance with all the financial covenants under the Credit Facility, as amended, and excess borrowing availability was approximately $60.6 million.

In 2017, the United Kingdom's Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates. LIBOR's administrator ceased publishing one-week and two-month U.S. Dollar LIBOR immediately after the LIBOR publication on December 31, 2021, and is scheduled to cease publication of the remaining U.S. Dollar LIBOR tenors immediately after the publication on June 30, 2023. In January 2023, the Company and Bank of America entered into LIBOR Transition Amendments with respect to the Credit Facility, including the sub-facility for TB Europe. These amendments replaced applicable LIBOR rates for interest, fees, commissions and other amounts based on LIBOR with successor rates based on BSBY, SONIA and EURIBOR, as applicable.

Contractual Obligations

Our principal commitments primarily consist of obligations for minimum payment commitments to lessors for office space and the revolving credit facility. As of December 31, 2023, we had operating lease obligations totaling $9.8 million which represents our obligations to make payments under non-cancelable lease agreements for our facilities. See *Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations –Liquidity and Capital Resources–Revolving Credit Facility"* above for more information regarding obligations under our revolving credit facility.

	Payments Due by Period				
(in thousands)	Total	Less Than One Year	1 - 3 Years	3 - 5 Years	More Than Five Years
Contractual Obligations: (1)					
Operating lease obligations (2)	$ 9,830	$ 1,463	$ 4,209	$ 1,917	2,241
Long term debt (3)	—	—	—	—	—
Total	$ 9,830	$ 1,463	$ 4,209	$ 1,917	$ 2,241

(1) Contractual obligations exclude tax liabilities of $2.3 million related to uncertain tax positions because we are unable to make a reasonably reliable estimate of the timing of settlement, if any, of these future payments.
(2) Operating lease agreements represent obligations to make payments under non-cancelable lease agreements for its facilities.
(3) The Credit Facility, as amended, expires on April 1, 2025 and provides for a line of credit of up to $80 million inclusive of a sub-facility limit of $15 million for TB Europe, a wholly-owned subsidiary of Turtle Beach. Interest payments are not reflected under the Credit Facility because the amount that will be borrowed in future years is uncertain.

Critical Accounting Estimates

Our discussion and analysis of our results of operations and capital resources are based on our consolidated financial statements, which have been prepared in conformity with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities. Management bases its estimates, assumptions, and judgments on historical experience and on various other factors that it believes to be reasonable under the circumstances.

Different assumptions and judgments would change the estimates used in the preparation of the condensed consolidated financial statements, which, in turn, could change the results from those reported. Management evaluates its estimates, assumptions, and judgments on an ongoing basis.

Based on the above, we have determined that our most critical accounting policies are those related to revenue recognition and sales return reserve, inventory valuation, asset impairment, and income taxes.

Revenue Recognition and Sales Return Reserve

Net revenue consists primarily of revenue from the sale of gaming headsets and accessories to wholesalers, retailers and to a lesser extent, on-line customers. These products function on a standalone basis (in connection with a readily available gaming console, personal computer, or stereo) and are not sold with additional services or rights to future goods or services. Revenue is recorded for a contract through the following steps: (i) identifying the contract with the customer; (ii) identifying the performance obligations in the contract; (iii) determining the transaction price; (iv) allocating the transaction price to the performance obligations; and (v) recognizing revenue when or as each performance obligation is satisfied.

Each contract at inception is evaluated to determine whether the contract should be accounted for as having one or more performance obligations. The Company's business activities were determined to be a single performance obligation with revenue recognized when obligations under the terms of a contract with its customer are satisfied; generally, this occurs at a point in time when the risk and title to the product transfers to the customer. The Company's standard terms of delivery are included in its contracts of sale, order confirmation documents, and invoices. The Company excludes sales taxes collected from customers from "Net Revenue" on the consolidated statements of operations.

Certain customers may receive cash-based incentives (including cash discounts, quantity rebates, and price concessions), which are accounted for as variable consideration based upon the expected value method. Provisions for sales returns are recognized in the period the sale are based upon the expected value method and is recorded based upon the Company's prior experience and current trends. Cash-based incentive allowances are based on historical and expected performance of the customers, types and levels of promotions including any contractual commitments, claims received and forecasted economic trends in comparison to historical trends. Sales return reserves are based on historical and current return activity and forecasted economic trends in comparison to historical trends. As of December 31, 2023 and 2022, the Company had an allowance for cash-based incentives of $28.6 million and $29.5 million, respectively, and an allowance for sales returns of $8.4 million and $7.8 million, respectively. These amounts are recorded as a reduction of accounts receivable on the consolidated balance sheets.

Inventory Valuation

Inventories consist primarily of finished goods and related component parts and are stated at the lower of cost or net realizable value using the first in, first out ("FIFO") method. The Company maintains an inventory allowance for returned goods, slow-moving and unused inventories based on the historical trend and estimates. Inventory write-downs, once established, are not reversed as they establish a new cost basis for the inventory. Inventory write-downs are included as a component of cost of revenue on the consolidated statements of operations.

Income Taxes

We account for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Inherent in the measurement of these deferred balances are certain judgments and interpretations of existing tax law and other published guidance as applied to our operations. Our effective tax rate considers our judgment of expected tax liabilities in the various jurisdictions within which we are subject to tax.

The determination of the need for a valuation allowance on deferred tax assets requires management to make assumptions and to apply judgment, including forecasting future earnings, and the reversal pattern of deferred tax assets and liabilities.

The tax effects of uncertain tax positions taken or expected to be taken in income tax returns are recognized only if they are "more likely-than-not" to be sustained on examination by the taxing authorities based on the technical merits as of the reporting date. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. We recognize estimated accrued interest and penalties related to uncertain tax positions in income tax expense.

There have been no material changes to the critical accounting policies and estimates. See Note 1, "Summary of Significant Accounting Policies," in the notes to the consolidated financial statements for a complete discussion of recent accounting pronouncements. We are currently evaluating the impact of certain recently issued guidance on our financial condition and results of operations in future periods.

Item 7A - Qualitative and Quantitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. The Company's market risk exposure is primarily a result of fluctuations in interest rates, foreign currency exchange rates and inflation.

The Company has used derivative financial instruments, specifically foreign currency forward and option contracts, to manage exposure to foreign currency risks, by hedging a portion of its forecasted expenses denominated in British Pounds expected to occur within a year. The effect of exchange rate changes on foreign currency forward and option contracts is expected to offset the effect of exchange rate changes on the underlying hedged item. The Company does not use derivative financial instruments for speculative or trading purposes. As of December 31, 2023, we do not have any derivative financial instruments.

Foreign Currency Exchange Risk

The Company has exchange rate exposure, primarily, with respect to the British Pound and Euro. As of December 31, 2023 and 2022, our monetary assets and liabilities which are subject to this exposure are immaterial, therefore the potential immediate loss to us that would result from a hypothetical 10% change in foreign currency exchange rates would not be expected to have a material impact on our earnings or cash flows. This sensitivity analysis assumes an unfavorable 10% fluctuation in the exchange rates affecting the foreign currencies in which monetary assets and liabilities are denominated and does not take into account the offsetting effect of such a change on our foreign currency denominated revenues.

Inflation Risk

The Company is exposed to market risk due to inflationary pressures affecting our costs and demand for the products we sell. In recent years, our business has been affected by global supply chain constraints and unfavorable changes in economic or political conditions in the countries and markets where we operate. Such inflationary pressures have been and could continue to be exacerbated by higher oil prices, geopolitical turmoil, and economic policy actions and could lead to a recessionary environment.

Inflationary pressures can also have a negative impact on demand for the products we sell. Reduced or delayed discretionary spending by consumers in response to inflationary pressures has reduced consumer demand for our products, resulting in reduced sales.

In 2023, we continued to experience a higher rate of inflation than in recent years resulting in higher cost of goods, selling expenses, and general and administrative expenses. Such increases have had and may continue to have a negative impact on the Company's profit margins if selling prices of products do not increase with the increased costs.

Item 8 - Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
Turtle Beach Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Turtle Beach Corporation (the Company) as of December 31, 2023, the related consolidated statement of operations, comprehensive income (loss), stockholders' equity and cash flows for the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 13, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition: Cash-Based Incentive Programs

Description of the Matter	As described in Note 1 of the consolidated financial statements, the Company provides cash-based incentive programs, including cash discounts, quantity rebates and price concessions, which results in variable consideration. As of December 31, 2023, the Company has recognized an allowance for cash-based incentives of $28.6 million in accounts receivable on the consolidated balance sheet.
	Auditing the Company's measurement of variable consideration related to cash-based incentives is complex because the calculation is determined based on significant management estimates. These estimates are based on historical and expected performance of the customer, types and levels of promotions, claims received from the customers and forecasted economic trends in comparison to historical trends, when applicable. Changes in these assumptions can have a significant impact on the amount of the revenue recognized.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process to estimate variable consideration related to its cash-based incentive programs. For example, we tested controls over management's review of significant assumptions, such as forecasted sales and claims activity, management's validation of the completeness and accuracy of the data used in making their estimates, and controls over retrospective review analysis.

Among other audit procedures, we tested the Company's retrospective review of cash-based incentives reserves, evaluated the assumptions by comparing them to historical trends and third-party information, and performed transactional testing of customer claim activity.

Revenue Recognition: Sales Return Reserve

Description of the Matter	As described in Note 1 and Note 3 of the consolidated financial statements, the Company provides certain customers product return rights, which results in variable consideration. As of December 31, 2023, the Company has recognized an allowance for sales returns of $8.4 million in accounts receivable on the consolidated balance sheet.

Auditing the measurement of variable consideration related to sales returns is complex because the calculation is determined based on significant management estimates. These estimates are based on historical and current return activity trends and forecasted economic trends in comparison to historical trends, when applicable. Changes in these assumptions can have a significant impact on the amount of the revenue recognized.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process to estimate variable consideration related to its allowance for sales returns. For example, we tested controls over management's review of significant assumptions, such as historical return rates, management's validation of the completeness and accuracy of the data used in making their estimates, and other controls over retrospective review analysis.

Among other audit procedures, we tested the Company's retrospective review of the allowance for sales returns, evaluated the assumptions by comparing them to historical trends, and performed transactional testing of sales returns. Additionally, we tested whether the introduction of new products or new customer contracts could have a material impact on the allowance for sales returns at period end.

/s/ ERNST & YOUNG LLP

We have served as the Company's auditor since 2023.

New York, New York
March 13, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Turtle Beach Corporation
White Plains, New York

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Turtle Beach Corporation (the "Company") as of December 31, 2022, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes and schedule (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We served as the Company's auditor from 2014 to 2023
New York, New York
March 29, 2023

Turtle Beach Corporation
Consolidated Statements of Operations

		Year ended December 31,				
		2023		**2022**		**2021**
		(in thousands, except per-share data)				
Net revenue	$	258,122	$	240,166	$	366,354
Cost of revenue		182,618		190,979		237,971
Gross profit		75,504		49,187		128,383
Operating expenses:						
Selling and marketing		43,489		47,090		58,883
Research and development		17,137		19,123		17,490
General and administrative		31,321		32,558		31,579
Goodwill and other intangible asset impairment		—		1,896		—
Total operating expenses		91,947		100,667		107,952
Operating income (loss)		(16,443)		(51,480)		20,431
Interest expense, net		504		1,220		383
Other non-operating expense (income), net		394		1,753		(101)
Income (loss) before income tax		(17,341)		(54,453)		20,149
Income tax expense		338		5,093		2,428
Net income (loss)	$	(17,679)	$	(59,546)	$	17,721
Net income (loss) per share:						
Basic	$	(1.03)	$	(3.62)	$	1.11
Diluted	$	(1.03)	$	(3.62)	$	0.97
Weighted average number of shares:						
Basic		17,135		16,450		15,915
Diluted		17,135		16,450		18,251

See accompanying Notes to the Consolidated Financial Statements

Turtle Beach Corporation
Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,		
	2023	**2022**	**2021**
	(in thousands)		
Net income (loss)	$ (17,679)	$ (59,546)	$ 17,721
Other comprehensive income (loss):			
Foreign currency translation adjustment	545	(1,521)	(462)
Other comprehensive income (loss)	545	(1,521)	(462)
Comprehensive income (loss)	$ (17,134)	$ (61,067)	$ 17,259

See accompanying Notes to the Consolidated Financial Statements

Turtle Beach Corporation
Consolidated Balance Sheets

		December 31, 2023		December 31, 2022
ASSETS		(in thousands, except par value and share amounts)		
Current Assets:				
Cash and cash equivalents	$	18,726	$	11,396
Accounts receivable, less allowances of $37,052 and $37,455 in 2023 and 2022, respectively		54,390		43,336
Inventories		44,019		71,252
Prepaid expenses and other current assets		7,720		9,196
Total Current Assets	$	124,855	$	135,180
Property and equipment, net		4,824		6,362
Goodwill		10,686		10,686
Intangible assets, net		1,734		2,612
Other assets		7,868		8,547
Total Assets	$	149,967	$	163,387
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Revolving credit facility	$	-	$	19,053
Accounts payable		26,908		19,846
Other current liabilities		29,424		25,433
Total Current Liabilities	$	56,332	$	64,332
Income tax payable		1,546		2,076
Other liabilities		7,012		8,038
Total Liabilities	$	64,890	$	74,446
Commitments and Contingencies				
Stockholders' Equity				
Common stock, $0.001 par value - 25,000,000 shares authorized; 17,531,702 and 16,569,173 shares issued and outstanding as of December 31, 2023 and 2022, respectively		18		17
Additional paid-in capital		220,185		206,916
Accumulated deficit		(134,277)		(116,598)
Accumulated other comprehensive loss		(849)		(1,394)
Total Stockholders' Equity	$	85,077	$	88,941
Total Liabilities and Stockholders' Equity	$	149,967	$	163,387

See accompanying Notes to the Consolidated Financial Statements

Turtle Beach Corporation
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2023	**2022**	**2021**
	(in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ (17,679)	$ (59,546)	$ 17,721
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,830	4,578	4,052
Amortization of intangible assets	1,009	1,238	1,261
Amortization of debt financing costs	141	189	189
Stock-based compensation	11,983	7,984	7,656
Deferred income taxes	(44)	6,202	1,119
Change in sales returns reserve	632	(1,180)	(2,236)
Provision for doubtful accounts	(3)	(23)	468
Inventory recorded to net realizable value	810	4,829	1,609
Loss on impairment of intangible assets	—	1,896	—
Decrease in fair value of contingent consideration	—	—	(1,928)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(5,757)	(4,845)	9,682
Inventories	27,336	22,100	(32,240)
Accounts payable	1,772	(23,350)	(2,793)
Prepaid expenses and other assets	1,437	6,045	(6,091)
Income taxes payable	(283)	727	(5,571)
Other liabilities	1,860	(8,690)	6,775
Net cash provided by (used for) operating activities	27,044	(41,846)	(327)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of property and equipment	(2,159)	(3,549)	(5,621)
Acquisition of a business, net of cash acquired	—	—	(2,500)
Net cash used for investing activities	(2,159)	(3,549)	(8,121)
CASH FLOWS FROM FINANCING ACTIVITIES			
Borrowings on revolving credit facilities	210,210	91,945	120,858
Repayment of revolving credit facilities	(229,263)	(72,892)	(120,858)
Proceeds from exercise of stock options and warrants	2,261	653	5,289
Repurchase of common stock	(974)	—	(4,882)
Repurchase of common stock to satisfy employee tax withholding obligations	—	—	(463)
Debt financing costs	(80)	—	—
Net cash provided by (used for) financing activities	(17,846)	19,706	(56)
Effect of exchange rate changes on cash and cash equivalents	291	(635)	(457)
Net increase (decrease) in cash and cash equivalents	7,330	(26,324)	(8,961)
Cash and cash equivalents - beginning of period	11,396	37,720	46,681
Cash and cash equivalents - end of period	$ 18,726	$ 11,396	$ 37,720
SUPPLEMENTAL DISCLOSURE OF INFORMATION			
Cash paid for interest	$ 500	$ 979	$ 194
Cash paid for income taxes, net of refunds	$ 63	$ (2,380)	$ 6,561
Accrual for purchases of property and equipment	$ 133	$ 390	$ 1,189

See accompanying Notes to the Consolidated Financial Statements

Turtle Beach Corporation
Consolidated Statement of Stockholders' Equity

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
			(in thousands)			
Balance at December 31, 2020	15,476	$ 15	$ 190,568	$ (74,773)	$ 589	$ 116,399
Net income	—	—	—	17,721	—	17,721
Other comprehensive loss, net of tax	—	—	—	—	(462)	(462)
Issuance of restricted stock	244	—	—	—	—	—
Settlement of deferred stock	6	—	111	—	—	111
Repurchase of common stock and retirement of related treasury shares	(15)	—	(463)	—	—	(463)
Common stock buyback	(169)	—	(4,882)	—	—	(4,882)
Stock options exercised	626	1	5,288	—	—	5,289
Stock-based compensation	—	—	7,656	—	—	7,656
Balance at December 31, 2021	16,168	$ 16	$ 198,278	$ (57,052)	$ 127	$ 141,369
Net loss	—	—	—	(59,546)	—	(59,546)
Other comprehensive loss, net of tax	—	—	—	—	(1,521)	(1,521)
Issuance of restricted stock	311	—	—	—	—	—
Stock options exercised	90	1	654	—	—	655
Stock-based compensation	—	—	7,984	—	—	7,984
Balance at December 31, 2022	16,569	$ 17	$ 206,916	$ (116,598)	$ (1,394)	$ 88,941
Net loss	—	—	—	(17,679)	—	(17,679)
Other comprehensive income, net of tax	—	—	—	—	545	545
Issuance of restricted stock	534	—	—	—	—	—
Common stock buyback	(86)	—	(974)	—	—	(974)
Stock options exercised	515	1	2,260	—	—	2,261
Stock-based compensation	—	—	11,983	—	—	11,983
Balance at December 31, 2023	17,532	$ 18	$ 220,185	$ (134,277)	$ (849)	$ 85,077

See accompanying Notes to the Consolidated Financial Statements

Turtle Beach Corporation
Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Turtle Beach Corporation ("Turtle Beach" or the "Company"), headquartered in White Plains, New York and incorporated in the state of Nevada in 2010, is a premier audio and gaming technology company with expertise and experience in developing, commercializing, and marketing innovative products across a range of large addressable markets under the Turtle Beach® and ROCCAT® brands. Turtle Beach is a worldwide leader of feature-rich headset solutions for use across multiple platforms, including video game and entertainment consoles, handheld consoles, personal computers ("PC"), tablets and mobile devices. ROCCAT is a gaming keyboards, mice and other accessories brand focused on the PC peripherals market.

VTB Holdings, Inc. ("VTBH"), a wholly-owned subsidiary of Turtle Beach Corporation and the owner of Voyetra Turtle Beach, Inc. ("VTB"), was incorporated in the state of Delaware in 2010. VTB, the owner of Turtle Beach Europe Limited ("TB Europe"), was incorporated in the state of Delaware in 1975 with operations principally located in White Plains, New York.

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and, in the opinion of management, reflect all adjustments (which include normal recurring adjustments) considered necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. All intercompany accounts and transactions have been eliminated in consolidation.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. The significant estimates and assumptions used by management affect: sales return reserve, allowances for cash discounts, warranty reserve, valuation of inventory, valuation of long-lived assets, goodwill and other intangible assets, depreciation and amortization of long-lived assets, valuation of deferred tax assets, probability of performance shares vesting and forfeiture rates utilized in issuing stock-based compensation awards. The Company evaluates estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates, and those differences could be material to the consolidated financial statements.

Revenue Recognition and Sales Return Reserve

Net revenue consists primarily of revenue from the sale of gaming headsets and accessories to wholesalers, retailers and to a lesser extent, on-line customers. These products function on a standalone basis (in connection with a readily available gaming console, personal computer, or stereo) and are not sold with additional services or rights to future goods or services. Revenue is recorded for a contract through the following steps: (i) identifying the contract with the customer; (ii) identifying the performance obligations in the contract; (iii) determining the transaction price; (iv) allocating the transaction price to the performance obligations; and (v) recognizing revenue when or as each performance obligation is satisfied.

Each contract at inception is evaluated to determine whether the contract should be accounted for as having one or more performance obligations. The Company's business activities were determined to be a single performance obligation with revenue recognized when obligations under the terms of a contract with its customer are satisfied; generally, this occurs at a point in time when the risk and title to the product transfers to the customer. The Company's standard terms of delivery are included in its contracts of sale, order confirmation documents, and invoices. The Company excludes sales taxes collected from customers from "Net Revenue" on the consolidated statements of operations.

Certain customers may receive cash-based incentives (including cash discounts, quantity rebates, and price concessions), which are accounted for as variable consideration. Provisions for sales returns are recognized in the period of the sale and are recorded based upon the Company's prior experience and current trends. Cash-based incentive allowances are based on historical and expected performance of the customers, types and levels of promotions including any contractual commitments, claims received and forecasted economic trends in comparison to historical trends. Sales return reserves are based on historical and current return activity and forecasted economic trends in comparison to historical trends. As of December 31, 2023 and 2022, the Company had allowances for cash-based incentives of $28.6 million and $29.5 million, respectively, and allowances for sales returns of $8.4 million and $7.8 million, respectively. These amounts are recorded as a reduction of accounts receivable on the consolidated balance sheets.

Cost of Revenue and Operating Expenses

The following table illustrates the primary costs classified in each major expense category:

Cost of Revenue	Operating Expenses
Cost to manufacture products;	Payroll, bonus, and benefit costs;
Freight costs associated with moving product from suppliers to distribution centers and to customers;	Costs incurred in the research and development of new products and enhancements to existing products;
Costs associated with the movement of merchandise through customs;	Depreciation related to demonstration units;
Costs associated with material handling and warehousing;	Legal, finance, information systems and other corporate overhead costs; and
Global supply chain personnel costs; and	Sales commissions, advertising, and marketing costs.
Product royalty costs.	

Product Warranty Obligations

The Company provides for product warranties in accordance with the contract terms given to various customers by accruing estimated warranty costs at the time of revenue recognition. Warranties are generally fulfilled by replacing defective products with new products.

Marketing Costs

Costs associated with the production of advertising, such as print and other costs, as well as costs associated with communicating advertising that has been produced, such as magazine ads, are expensed when the advertising first appears in public. Advertising costs were approximately $3.9 million, $4.9 million and $9.7 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company also incurs co-operative advertising costs that represent reimbursements to customers for shared marketing expenses for sale of its products. These reimbursements are recorded as reductions of net revenue based on a percentage of sales. Co-operative advertising reimbursements were approximately $5.6 million, $4.1 million and $7.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Deferred Financing Costs

Deferred financing costs represent costs incurred in conjunction with the Company's debt financing activities and are capitalized and amortized over the life of the related financing arrangements utilizing the effective interest method. If the debt is retired early, the related unamortized deferred financing costs are written off in the period the debt is retired as part of the net carrying value of the debt, and any gains or losses are recorded on the consolidated statements of operations under the caption "Other non-operating expense (income), net."

Stock-Based Compensation

Compensation costs related to stock options, restricted stock grants and performance-based restricted share units are calculated based on the fair value of the stock-based awards on the date of grant, net of estimated forfeitures. The grant date fair value of stock options is determined using the Black-Scholes option-pricing model and the related stock-based compensation is recognized on a straight-line basis over the period in which an employee is required to provide service in exchange for the award, which is generally four years.

The Company estimates its forfeiture rate based on an analysis of actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. The impact from any forfeiture rate adjustment would be recognized in the period of adjustment and if the actual number of future forfeitures differs from estimates, the Company might be required to record adjustments to stock-based compensation expense. The grant date fair value of restricted stock grants is determined based on the grant date value of the Company's common stock and is recognized on a straight-line basis over the period in which an employee is required to provide service in exchange for the award, which is generally four years. The grant date fair value of performance-based restricted share units is calculated in the same manner as restricted stock grants with the exception that the Company recognizes compensation expense when it is probable that the performance condition will be achieved.

Exit and Disposal Costs

Management-approved restructuring activities are periodically initiated to achieve cost savings through reduced operational redundancies and to position the Company strategically in the market in response to prevailing economic conditions and associated customer demand. Costs associated with restructuring actions can include severance, infrastructure charges to vacate facilities or consolidate operations, contract termination costs and other related charges. For involuntary separation plans, a liability is recognized when it is probable and reasonably estimable. For one-time termination benefits, such as additional severance pay or benefit payouts, and other exit costs, such as lease termination costs, the liability is measured and recognized initially at fair value in the period in which the liability is incurred, with subsequent changes to the liability recognized as adjustments in the period of change.

Net Earnings (Loss) per Common Share

Basic earnings (loss) per share is calculated by dividing net income (loss) associated with common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share assumes the issuance of additional shares of common stock by the Company upon exercise of all outstanding stock options, stock warrants and contingently issuable securities if the effect is dilutive, in accordance with the treasury stock method.

Cash Equivalents

Cash and short-term highly liquid investments with original maturity dates of three months or less at time of purchase and no redemption restrictions are considered cash and cash equivalents.

Inventories

Inventories consist primarily of finished goods and related component parts and are stated at the lower of cost or net realizable value using the first in, first out ("FIFO") method. The Company maintains an inventory allowance for returned goods, slow-moving and unused inventories based on the historical trend and estimates. Inventory write-downs, once established, are not reversed as they establish a new cost basis for the inventory. Inventory write-downs are included as a component of cost of revenue on the consolidated statements of operations.

Property and Equipment, net

Property and equipment are presented at cost less accumulated depreciation and amortization. Repairs and maintenance expenditures are expensed as incurred. Depreciation and amortization are computed on a straight-line basis over the following estimated useful lives:

	Estimated Life
Machinery and equipment	3 years
Software and software development	2-5 years
Furniture and fixtures	5 years
Tooling	2 years
Leasehold improvements	Term of lease or economic life of asset, if shorter
Demonstration units and convention booths	1-2 years

Valuation of Long-Lived and Intangible Assets and Goodwill

At acquisition, the Company estimates and records the fair value of purchased intangible assets, which primarily consists of in-process research and development, customer relationships, trademarks and trade names, and patents. Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill and certain other intangible assets having indefinite lives are not amortized to earnings, but instead are subject to periodic testing for impairment. Intangible assets determined to have definite lives are amortized over their remaining useful lives.

Long-lived and definite-lived intangible assets are assessed for potential impairment whenever events or changes in circumstances indicate that full recoverability of net asset balances through future cash flows is in question. When impairment indicators are present, assessment for possible impairment is based on the Company's ability to recover the carrying value of the long-lived asset from the expected future pre-tax cash flows. The expected future pre-tax cash flows are estimated based on historical experience, internal knowledge, and market data. Estimates of future cash flows require the Company to make assumptions and to apply judgment, including forecasting future sales and expenses and estimating the useful lives of assets. If the expected future cash flows related to the long-lived assets are less than the assets' carrying value, an impairment charge is recognized for the difference between estimated fair value and carrying value. There were no impairment indicators on the Company's long-lived and definite-lived intangible assets in 2023.

Goodwill and indefinite-lived intangible assets are assessed at least annually, but also whenever events or changes in circumstances indicate the carrying values may not be recoverable. Factors that could trigger an impairment review include (a) significant underperformance relative to historical or projected future operating results; (b) significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business; (c) significant negative industry or economic trends; (d) significant decline in the Company's stock price for a sustained period; and (e) a decline in the Company's market capitalization below net book value. When performing the Company's evaluation of goodwill for impairment, if it concludes qualitatively that it is more likely that the fair value of the reporting unit is less than its carrying amount, the Company performs its annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. If the carrying amount exceeds the fair value a goodwill impairment charge would be recorded for the amount by which the reporting unit's carrying amount exceeds its fair value. In addition, identifiable intangible assets having indefinite lives are reviewed for impairment on an annual basis using a methodology consistent with that used to evaluate goodwill.

The Company conducted its annual impairment assessment on November 1, 2023, and compared the fair value of the reporting unit to the carrying value. No goodwill impairment charges have been required during 2023, 2022 or 2021. In the current year, the Company does not have any indefinite-lived intangible assets.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases based on enacted tax laws and statutory tax rates applicable to the periods in which the Company expects the temporary differences to reverse. The Company had elected to record a "deferred charge" for basis differences relating to intra-entity profits as recognition as a deferred tax asset is prohibited.

A valuation allowance is established for deferred tax assets when management anticipates that it is more likely than not that all, or a portion, of these assets would not be realized. In determining whether a valuation allowance is warranted, all positive and negative evidence and all sources of taxable income such as prior earnings history, expected future earnings, carryback and carryforward periods and tax strategies are considered to estimate if sufficient future taxable income will be generated to realize the deferred tax asset. The assessment of the adequacy of a valuation allowance is based on estimates of taxable income by jurisdiction and the period over which deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or these estimates are adjusted in future periods for current trends or expected changes in assumptions, the Company may need to modify the level of valuation allowance which could materially impact the Company's business, financial condition, and results of operations.

The tax effects of uncertain tax positions taken or expected to be taken in income tax returns are recognized only if they are "more likely-than-not" to be sustained on examination by the taxing authorities based on the technical merits as of the reporting date. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company recognizes estimated accrued interest and penalties related to uncertain tax positions in "income tax expense" on the consolidated statement of operations.

The Company and its domestic subsidiaries file a consolidated federal income tax return, while the Company's foreign subsidiary files in its respective local jurisdictions.

Leases

The Company determines if an arrangement is a lease at inception. The Company leases office spaces that provide for future minimum rental lease payments under non-cancelable operating leases that have remaining lease terms of one year to nine years, and do not contain any material residual value guarantees or material restrictive covenants. For operating leases, right-of-use ("ROU") assets, sundry payables and accrued expenses, and noncurrent operating lease liabilities are reported on the consolidated balance sheet for leases with a term longer than twelve months. Finance leases are reported on the consolidated balance sheets in property, plant and equipment, current portion of other debt, and long-term debt.

Operating lease ROU assets and operating lease liabilities are recognized at the lease commencement date based on the present value of the total lease payments over the lease term. The ROU assets represent the right to use an underlying leased asset over the existing lease term, and the corresponding lease liabilities represent the obligation to make lease payments arising from the lease agreement. As most of the Company's leases do not provide for an implicit rate, the Company utilizes the secured incremental borrowing rate based on the information available when determining the present value of our lease payments. The lease terms may include options to terminate, or extend, our lease when it is reasonably certain that the Company will execute the option. Lease agreements may contain lease and non-lease components, which are generally accounted for separately. Operating lease expense is recognized on a straight-line basis over the lease term.

Business Combinations

The Company allocates the purchase price of acquisitions to the tangible and intangible assets acquired, liabilities assumed, and non-controlling interests in the acquiree based on their estimated fair value at the acquisition date. The excess of the acquisition price over those estimated fair values is recorded as goodwill. Changes to the acquisition date provisional fair values prior to the expiration of the measurement period, a period not to exceed 12 months from date of acquisition, are recorded as an adjustment to the associated goodwill. Acquisition-related expenses and restructuring costs, if any, are recognized separately from the business combination and are expensed as incurred.

Fair Value of Financial Instruments

The Company determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a hierarchical structure to prioritize the inputs used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), then to quoted market prices for similar assets or liabilities in active or inactive markets (Level 2) and gives the lowest priority to unobservable inputs (Level 3).

Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and revolving line of credit. Cash equivalents are stated at amortized cost, which approximated fair value as of the consolidated balance sheet dates due to the short period of time to maturity; and accounts receivable and accounts payable are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment. The revolving line of credit is stated at the carrying value as the stated interest rate approximates market rates currently available to the Company.

The Company did not have any non-financial assets or non-financial liabilities recognized at fair value on a recurring basis at December 31, 2023.

Foreign Currency Translation

Balance sheet accounts of the Company's foreign subsidiaries are translated at the exchange rate in effect at the end of each period. Statement of operations accounts are translated using the weighted average of the prevailing exchange rates during each period. Gains or losses resulting from foreign currency transactions are included on the Company's consolidated statements of operations under the caption "Other non-operating expense (income), net" whereas translation adjustments are reflected on the consolidated statements of comprehensive income (loss) under the caption "Foreign currency translation adjustment."

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments in cash, cash equivalents and accounts receivables. The Company is exposed to credit risk and liquidity risk in the event of default by the financial institutions or issuers of investments in excess of FDIC insured limits. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution.

Accounts receivable are unsecured and represent amounts due based on contractual obligations of customers. The Company's five largest individual customers accounted for approximately 69% of our gross sales in 2023, 67% of our gross sales in 2022, and 66% of our gross sales in 2021. During 2023, the Company's four largest customers - Walmart, Target, Amazon, Best Buy - each accounted for between 10% to 25% of consolidated gross sales. Additionally, as of December 31, 2023, these customers had open receivables greater than 10% of the total receivable balance.

Concentrations of credit risk with respect to accounts receivable are mitigated by performing ongoing credit evaluations of customers to assess the probability of collection based on a number of factors, including past transaction experience with the customer, evaluation of their credit history, limiting the credit extended, and review of the invoicing terms of the contract. In addition, the Company has credit insurance in place through a third-party insurer against defaults by certain other domestic and international customers, subject to policy limits. The Company generally does not require customers to provide collateral to support accounts receivable. The Company has recorded an allowance for doubtful accounts for those receivables that were determined not to be collectible.

Foreign cash balances at December 31, 2023 and 2022 were $8.0 million and $6.5 million, respectively.

Segment Information

The company operates in a single reportable segment, referred to as gaming accessories. The entire business is managed by a single management team whose chief operating decision maker is the Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09) intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this ASU address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments in the ASU are effective for fiscal years beginning after December 15, 2024, on a prospective basis. Early adoption is permitted. The Company does not expect the new guidance to have a material impact on their financial position, results of operations or liquidity.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU No. 2023-07). ASU 2023-07 requires that an entity disclose significant segment expenses, a description of "other segment items," and the title and position of the chief operating decision maker along with an explanation of how the reported segment profit or loss is assessed and allocated. The amendments in the ASU are effective for fiscal years beginning after December 15, 2023, and interim periods after December 15, 2024 and will be applied retrospectively for all prior periods presented in the financial statements. The Company will adopt this standard in the year required and intends to make all necessary disclosures.

In March 2020, the FASB issued ASU No. 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASU 2020-04)." In 2017, the United Kingdom's Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit the London Interbank Offered Rate ("LIBOR"), a benchmark interest rate referenced in a variety of agreements, after 2021. In December 2022, the FASB issued ASU 2022-06, "Deferral of the Sunset Date of Reference Rate Reform (Topic 848)." Topic 848 provides optional expedients and exceptions for applying GAAP to transactions affected by reference rate (e.g., LIBOR) reform if certain criteria are met, for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The ASU deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The ASU is effective as of December 21, 2022 through December 31, 2024. The authoritative accounting guidance did not have a material impact on their financial position, results of operations or liquidity.

Note 2. Fair Value Measurement

The Company follows a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and the revolving line of credit. As of December 31, 2023 and 2022, the Company has not elected the fair value option for any financial assets and liabilities for which such an election would have been permitted.

The following is a summary of the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022	
	Reported	Fair Value	Reported	Fair Value
	(in thousands)			
Financial Assets and Liabilities:				
Cash and cash equivalents	$ 18,726	$ 18,726	$ 11,396	$ 11,396
Credit Facility	$ —	$ —	$ 19,053	$ 19,053

Cash equivalents are stated at amortized cost, which approximates fair value as of the consolidated balance sheet dates, due to the short period of time to maturity; and accounts receivable and accounts payable are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment. The carrying value of the Credit Facility equals fair value as the stated interest rate approximates market rates currently available to the Company.

Note 3. Allowance for Sales Returns

The following table provides the changes in the Company's sales return reserve, which is classified as a reduction of accounts receivable on the consolidated balance sheets:

	Year ended December 31,		
	2023	2022	2021
	in thousands		
Balance, beginning of period	$ 7,817	$ 8,997	$ 11,233
Reserve accrual	16,254	15,574	21,506
Recoveries and deductions, net	(15,622)	(16,754)	(23,742)
Balance, end of period	$ 8,449	$ 7,817	$ 8,997

Note 4. Composition of Certain Financial Statement Items

Inventories

Inventories consist of the following:

	December 31, 2023	December 31, 2022
	(in thousands)	
Finished goods	$ 43,579	$ 70,407
Raw materials	440	845
Total inventories	$ 44,019	$ 71,252

Property and Equipment, net

Property and equipment, net consists of the following:

	December 31, 2023	December 31, 2022
	(in thousands)	
Machinery and equipment	$ 2,597	$ 2,373
Software and software development	2,438	2,396
Furniture and fixtures	1,700	1,713
Tooling	11,250	9,901
Leasehold improvements	1,988	2,050
Demonstration units and convention booths	15,767	15,379
Total property and equipment, gross	35,740	33,812
Less: accumulated depreciation and amortization	(30,916)	(27,450)
Total property and equipment, net	$ 4,824	$ 6,362

Depreciation and amortization expense on property and equipment for the years ended December 31, 2023, 2022 and 2021 was $3.8 million, $4.6 million and $4.1 million, respectively.

Other Current Liabilities

Other current liabilities consist of the following:

	December 31, 2023	December 31, 2022
	(in thousands)	
Accrued employee expenses	$ 3,944	$ 4,171
Accrued marketing	3,335	4,147
Accrued royalty	5,275	2,527
Accrued tax-related payables	5,206	4,159
Accrued freight	2,917	1,746
Accrued expenses	8,747	8,683
Total other current liabilities	$ 29,424	$ 25,433

Other non-operating expense (income), net

Other non-operating expense (income), net consists of the following:

	Year Ended December 31,		
	2023	**2022**	**2021**
	(in thousands)		
Change in fair value of contingent consideration	$ —	$ —	$ (1,928)
Other non-operating expense (income)	394	1,753	1,827
Total other non-operating expense (income),net	$ 394	$ 1,753	$ (101)

Note 5. Goodwill and Other Intangible Assets

Intangible Assets

Identifiable intangible assets, and related accumulated amortization, as of December 31, 2023 and 2022 consist of:

	December 31, 2023		
	Gross Carrying Value	**Accumulated Amortization**	**Net Book Value**
	(in thousands)		
Customer relationships	$ 8,085	$ 7,214	$ 871
Tradenames	3,066	2,607	459
Developed technology	1,884	1,613	271
Foreign currency	(1,159)	(1,292)	133
Total Intangible Assets (1)	$ 11,876	$ 10,142	$ 1,734

	December 31, 2022		
	Gross Carrying Value	**Accumulated Amortization**	**Net Book Value**
	(in thousands)		
Customer relationships	$ 8,085	$ 6,750	$ 1,335
Tradenames	3,066	2,147	919
Developed technology	1,884	1,495	389
Foreign currency	(1,375)	(1,344)	(31)
Total Intangible Assets	$ 11,660	$ 9,048	$ 2,612

(1) *The accumulated amortization includes $1.9 million of accumulated impairment charges as of December 31, 2023.*

In May 2019, the Company completed its acquisition of the business and assets of ROCCAT. The acquired intangible assets relating to developed technology, customer relationships, and trade name are subject to amortization. In January 2021, the Company completed its acquisition of the business and assets relating to the Neat Microphones business. The acquired intangible assets relating to developed technology, customer relationships, and trade name are subject to amortization.

During the fourth quarter of 2022, the Company made the decision to increasingly leverage the Turtle Beach brand across our product portfolio including PC products over time. Due to this decision, the Company prepared an impairment calculation to determine the fair value of the ROCCAT tradename asset using the relief from royalty method. As a result of the present value calculation, the Company recorded an impairment charge of $0.8 million for the ROCCAT tradename intangible asset.

During the fourth quarter of 2022, as part of the 2023 annual operating and strategic plan process, the Company made the decision to transition microphone products to the Turtle Beach brand. As a result of this decision, there was no longer a basis for carrying the remaining net intangible assets related to the Neat brand. In the fourth quarter 2022, the Company recorded an impairment charge of $1.1 million related to the remaining Neat net intangible assets.

Amortization expense related to definite lived intangible assets was $1.0 million, $1.2 million and $1.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, estimated annual amortization expense related to definite lived intangible assets in future periods is as follows:

	(in thousands)
2024	$ 1,006
2025	425
2026	170
Thereafter	-
Total	$ 1,601

All goodwill is attributable to the gaming accessories reporting unit. Changes in the carrying values of goodwill for twelve months ended December 31, 2023 are as follows:

	(in thousands)
Balance as of January 1, 2023	$ 10,686
No Activity	-
Balance as of December 31, 2023	$ 10,686

Note 6. Credit Facilities and Long-Term Debt

The Company had no outstanding balance related to its revolving credit facility as of December 31, 2023.

Total interest expense, inclusive of amortization of deferred financing costs, on long-term debt obligations was $0.6 million, $1.2 million and $0.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Amortization of deferred financing costs was $0.1 million for the year ended December 31, 2023, and $0.2 million for each of the years ended December 31, 2022 and 2021, respectively.

Revolving Credit Facility

On March 5, 2018, Turtle Beach and certain of its subsidiaries entered into an amended and restated loan, guaranty and security agreement (the "Credit Facility") with Bank of America, N.A. ("Bank of America"), as administrative agent, collateral agent and security trustee for Lenders (as defined therein), which replaced the then existing asset-based revolving loan agreement. The Credit Facility was amended on each of December 17, 2018, May 31, 2019, and March 10, 2023. The Credit Facility, as amended, expires on April 1, 2025 and provides for a line of credit of up to $80 million inclusive of a sub-facility limit of $15 million for TB Europe, a wholly-owned subsidiary of Turtle Beach. In addition, the Credit Facility provides for a $40 million accordion feature.

On March 10, 2023, the Company entered into a Third Amendment to Amended and Restated Loan, Guaranty and Security Agreement (the "Third Amendment"), by and among the Company, VTB, TBC Holding Company LLC, TB Europe, VTBH, the financial institutions party thereto from time to time and Bank of America, as administrative agent, collateral agent and security trustee for the lenders.

The Third Amendment provided for, among other things: (i) extending the maturity date of the Credit Facility from March 5, 2024 to April 1, 2025; (ii) updating the interest rate and margin terms; (iii) removing the FILO Loan facility; (iv) updating the sub-facility limit for TB Europe to $15 million; (v) increasing our undrawn commitment fee by 0.125%; and (vi) transitioning the reference interest rates from LIBOR to BSBY, SONIA and EUIBOR, as applicable.

The maximum credit availability for loans and letters of credit under the Credit Facility is governed by a borrowing base determined by the application of specified percentages to certain eligible assets, primarily eligible trade accounts receivable and inventories, and is subject to discretionary reserves and revaluation adjustments. The Credit Facility may be used for working capital, the issuance of bank guarantees, letters of credit and other corporate purposes.

Amounts outstanding under the Credit Facility bear interest at a rate equal to (i) a rate published by Bank of America or the U.S. Bloomberg Short-Term Bank Yield Index ("BSBY") rate for loans denominated in U.S. Dollars, (ii) the Sterling Overnight Index Average Reference Rate ("SONIA") for loans denominated in Sterling, and (iii) the Euro Interbank Offered Rate ("EUIBOR") for loans denominated in Euros, plus in each case, an applicable margin, which is between 0.50% to 2.50% for base rate loans and UK base rate loans, and 1.50% and 3.50% or BSBY rate loans, BSBY daily floating rate loans and UK alternative currency loans. In addition, Turtle Beach is required to pay a commitment fee on the unused revolving loan commitment at a rate ranging from 0.375% to 0.50%, and letter of credit fees and agent fees. During 2023, interest rates for outstanding borrowings were 11.00% for base rate loans and 8.90% for SONIA rate loans.

The Company is subject to quarterly financial covenant testing if certain availability thresholds are not met or certain other events occur (as defined in the Credit Facility). The Credit Facility requires the Company and its restricted subsidiaries to maintain a fixed charge coverage ratio of at least 1.00 to 1.00 as of the last day of each fiscal quarter.

The Credit Facility also contains affirmative and negative covenants that, subject to certain exceptions, limit the Company's ability to take certain actions, including its ability to incur debt, pay dividends and repurchase stock, make certain investments and other payments, enter into certain mergers and consolidations, engage in sale leaseback transactions and transactions with affiliates and encumber and dispose of assets. Obligations under the Credit Facility are secured by a security interest and lien upon substantially all of the Company's assets.

As of December 31, 2023, the Company was in compliance with all the financial covenants under the Credit Facility, as amended, and excess borrowing availability was approximately $60.6 million.

Note 7. Income Taxes

The provision (benefit) for income taxes consists of the following:

	Year Ended December 31,					
		2023		2022		2021
				(in thousands)		
Federal:						
Current	$	4	$	(579)	$	(511)
Deferred		8		4,667		701
Total Federal		12		4,088		190
State and Local:						
Current		(539)		(762)		769
Deferred		17		1,602		346
Total State and Local		(522)		840		1,115
Foreign						
Current		848		255		1,051
Deferred		—		(90)		72
Total Foreign		848		165		1,123
Total	$	338	$	5,093	$	2,428

The reconciliation between the provision (benefit) for income taxes and the expected provision (benefit) for income taxes at the U.S. federal statutory rate is as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
	(in thousands)		
U.S. Operations	$ (20,116)	$ (53,947)	$ 15,146
Foreign Operations	2,775	(506)	5,003
Income (loss) before income taxes	(17,341)	(54,453)	20,149
Federal statutory rate	21%	21%	21%
Provision (benefit) for income taxes at federal statutory rate	(3,642)	(11,435)	4,231
State taxes, net of federal benefit	(385)	(2,098)	812
Foreign tax rate differential	135	90	(60)
Change in valuation allowance	2,850	18,353	—
Excess tax benefit recognized	287	(232)	(2,159)
Foreign Derived Intangible Income	—	—	(976)
Foreign tax credit	(96)	—	(770)
Research and development credit	(558)	(400)	(878)
Global intangible low taxed income	858	325	530
Change in unrecognized tax benefits	(330)	(382)	673
Section 162(m)	1,237	395	634
Other	(18)	477	391
Provision for income taxes	$ 338	$ 5,093	$ 2,428

The tax effects of significant items comprising the Company's deferred tax assets (liabilities) are as follows:

	December 31, 2023	December 31, 2022
	(in thousands)	
Allowance for doubtful accounts	$ 4	$ 4
Fixed assets	(764)	(897)
Goodwill	(1,402)	(1,268)
Employee benefits	2,789	2,254
Intangible assets	1,614	1,573
Inventories	1,434	2,846
Lease liability	1,977	2,227
Net operating loss	8,372	7,354
Research and development expenses	6,154	3,835
Right of use asset	(1,754)	(2,010)
Sales reserves	1,524	1,501
Unrecognized tax benefits	311	470
Other	1,376	852
	21,635	18,741
Valuation allowance	(22,094)	(19,244)
Net deferred tax assets (liabilities)	$ (459)	$ (503)

At December 31, 2023, the Company had $26.2 million of indefinite lived federal net operating loss carryforwards and $48.0 million of state net operating loss carryforwards, which will begin to expire in 2029. As of December 31, 2023, the Company has federal research and development credit carryforwards of $0.8 million, which will expire in 2042 if unutilized, and state research and development credit carryforwards of $0.4 million, which carryforward until exhausted. Utilization of these operating loss carryforwards and credits may be subject to an annual limitation based on changes in ownership, as defined by Section 382 & 383 of the Internal Revenue Code of 1986, as amended.

As required by the authoritative guidance on accounting for income taxes, the Company evaluates the realizability of deferred tax assets on a jurisdictional basis at each reporting date. Accounting for income taxes requires that a valuation allowance be established when it is more likely than not that all or a portion of the deferred taxes will not be realized. The Company considers all positive and negative evidence in determining if, based on the weight of such evidence, a valuation allowance is required. In circumstances where there is sufficient negative evidence indicating that the deferred tax assets are not more likely than not realizable, the Company establishes a valuation allowance. The significant 2022 pre-tax loss, coupled with cumulative book losses projected in early future years, was significant negative evidence considered by the Company in recording an $18.4 million increase to the valuation allowance as of December 31, 2022. The valuation allowance is retained for the year ended December 31, 2023, with an increase to the valuation allowance of $2.8 million.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	December 31, 2023	December 31, 2022
	(in thousands)	
Gross unrecognized tax benefit, beginning of period	$ 3,002	$ 3,415
Additions based on tax positions related to the current year	128	150
Additions related to tax positions in a prior year	—	158
Settlements related to tax positions in a prior period	(32)	(321)
Decreases based on tax positions in a prior period	(814)	(400)
Gross unrecognized tax benefit, end of period	$ 2,284	$ 3,002

The Company recognizes only those tax positions that meet the more-likely-than-not recognition threshold, and establishes tax reserves for uncertain tax positions that do not meet this threshold. The Company settled uncertain tax positions in certain jurisdictions, of approximately $0.1 million for the year ended December 31, 2023 and $0.3 million for the year ended December 31, 2022. To the extent these unrecognized tax benefits are ultimately recognized, approximately $2.0 million will impact the Company's effective tax rate and $0.3 million will be offset by a valuation allowance in future periods. The Company is filing for relief provisions in certain jurisdictions and based on such anticipated filings, it is reasonably possible that amounts of unrecognized tax benefits could decrease by $0.7 million within the next twelve months. As of December 31, 2023, the Company had uncertain tax positions of $2.9 million, inclusive of $0.6 million of interest and penalties.

The Company is not currently under examination by federal, state or foreign taxing jurisdictions. Further, at any given time, multiple tax years may be subject to examination by various taxing authorities. The recorded amounts of income tax are subject to adjustment upon examination, changes in interpretation and changes in judgment utilized in determining estimates.

The Company considers the earnings of its foreign entities to be permanently reinvested outside the United States based on estimates that future cash generation will be sufficient to meet future domestic cash needs. Accordingly, deferred taxes have not been recorded for the $16.1 million of undistributed earnings of the Company's foreign subsidiaries. As a result of the Tax Cuts and Jobs Act ("TCJA") and the current U.S. taxation of deemed repatriated earnings, the additional taxes that might be payable upon repatriation of foreign earnings are not significant. All other outside basis differences not related to earnings were impractical to account for at this period of time and are currently considered as being permanent in duration.

The TCJA introduced a provision to tax global intangible low-taxed income ("GILTI") of foreign subsidiaries and a measure to tax certain intercompany payments under the base erosion anti-abuse tax "BEAT" regime. For the years ended December 31, 2023 and 2022, the Company did not generate intercompany transactions that met the BEAT threshold but does have to include GILTI relating to the Company's foreign subsidiaries. The Company elected to account for GILTI as a current period cost.

The Company files U.S., state, and foreign income tax returns in jurisdictions with various statutes of limitations. Below is a summary of the filing jurisdictions and open tax years:

	Open Years
U.S. Federal	2020 - 2022
U.S. State and Local	2019 - 2022
Non-U.S.	2020 - 2022

On August 16, 2022, the Inflation Reduction Act was signed into law. The Inflation Reduction Act includes various tax provisions, which are effective for tax years beginning on or after January 1, 2023. For tax years beginning after December 31, 2021, the Tax Cuts & Jobs Act of 2017 eliminated the option to deduct research and development expenditures as incurred and instead required taxpayers to capitalize and amortize them over five or 15 years beginning in 2022. The Company included the impact of the research and development expenditures in its December 31, 2023 and 2022 tax expense. The Inflation Reduction Act includes a 1% excise tax on publicly traded US corporations for the value of its stock repurchased after December 31, 2022. The Company did not incur excise tax on stock repurchased for the year ended December 31, 2023. The Company will continue to monitor possible future impact of changes in tax legislation.

Note 8. Net Income (Loss) Per Share

The following table sets forth the computation of basic and diluted net income (loss) per share of common stock attributable to common stockholders:

	Year Ended December 31,		
	2023	**2022**	**2021**
	(in thousands, except per-share data)		
Net income (loss)	$ (17,679)	$ (59,546)	$ 17,721
Weighted average common shares outstanding — Basic	17,135	16,450	15,915
Plus incremental shares from assumed conversions:			
Dilutive effect of restricted stock	—	—	438
Dilutive effect of stock options	—	—	1,348
Dilutive effect of warrants	—	—	550
Weighted average common shares outstanding — Diluted	17,135	16,450	18,251
Net income (loss) per share:			
Basic	$ (1.03)	$ (3.62)	$ 1.11
Diluted	$ (1.03)	$ (3.62)	$ 0.97

Incremental shares from stock options and restricted stock awards are computed by the treasury stock method. The weighted average shares listed below were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented or were otherwise excluded under the treasury stock method. The treasury stock method calculates dilution assuming the exercise of all in-the-money options and vesting of restricted stock, reduced by the repurchase of shares with the proceeds from the assumed exercises, unrecognized compensation expense for outstanding awards and the estimated tax benefit of the assumed exercises.

	Year Ended December 31,		
	2023	**2022**	**2021**
	(in thousands)		
Stock options	1,374	1,669	721
Unvested restricted stock awards	1,404	1,449	294
Total	2,778	3,118	1,015

Note 9. Equity and Stock-Based Compensation

Stock Repurchase Activity

On April 9, 2019, the Board of Directors authorized a stock repurchase program to acquire up to $15.0 million of its common stock. Any repurchases under the program will be made from time to time on the open market at prevailing market prices. On April 1, 2021, the Company's Board of Directors approved an extension and expansion of this repurchase program to acquire up to $25 million of its common shares, expiring April 9, 2023. On March 3, 2023, the Company's Board of Directors approved a two-year extension of the stock repurchase plan. As of December 31, 2023, the Company has repurchased 0.6 million shares of its common stock for a total cost of $8.4 million.

Stock-Based Compensation

On October 30, 2013, the Board of Directors adopted, and on December 27, 2013, the stockholders approved, the 2013 Stock-Based Incentive Compensation Plan (the "2013 Plan"), which was subsequently amended at the 2019 annual meeting of stockholders and at the 2021 annual meeting of stockholders to increase the total number of shares of common stock authorized for grant. The Company's stock-based compensation program is a broad-based program designed to attract and retain employees while also aligning employees' interests with the interests of the Company's stockholders. In addition, members of the Board of Directors participate in the stock-based compensation program in connection with their service on the board.

Stock option awards outstanding under the 2013 Plan are time-based and granted at exercise prices which are equal to the market value of the Company's common stock on the grant date and expire no later than ten years from the date of grant, but only to the extent they have vested. The options generally vest as specified in the option agreements subject, in some instances, to acceleration in certain circumstances. The restrictions on restricted stock generally lapse over a three-year period from the date of the grant. In the event a participant terminates employment with the Company, any vested stock options, and any restricted stock still subject to restrictions are generally forfeited if they are not exercised within 90 days.

The following table presents the stock activity and the total number of shares available for grant as of December 31, 2023:

	(in thousands)
Balance at December 31, 2022	550
Plan Amendment	1,049
Options cancelled	21
Restricted stock granted	(520)
Forfeited/ Expired restricted stock added back	28
Performance-Based restricted stock unearned	94
Performance-Based restricted stock granted	(163)
Balance at December 31, 2023	1,059

Total estimated stock-based compensation expense for employees and non-employees, related to all of the Company's stock-based awards, was comprised as follows:

	Year ended December 31,		
	2023	2022	2021
	(in thousands)		
Cost of revenue	$ 824	$ 433	$ 343
Selling and marketing	2,475	2,028	1,746
Research and development	1,870	1,444	1,379
General and administrative	6,814	4,079	4,188
Total stock-based compensation	$ 11,983	$ 7,984	$ 7,656

Forfeitures on option grants are estimated at 10% based on evaluation of historical and expected future turnover for non-executives and 0% for executives. Stock-based compensation expense was recorded net of estimated forfeitures, such that expense was recorded only for those stock-based awards that are expected to vest. The Company reviews this assumption periodically and will adjust it if it is not representative of future forfeiture data and trends within employee types (executive vs. non-executive).

On May 1, 2023, the Company announced that the Company and Juergen Stark, Chairman, Chief Executive Officer and President of the Company, agreed that Mr. Stark would not continue as Chairman, Chief Executive Officer and President of the Company, with his employment to terminate effective as of the close of business on June 30, 2023. On May 2, 2023, the Company entered into a separation agreement with Mr. Stark, resulting in an acceleration of the total stock-based compensation associated with equity awards granted to him. During the year ended December 31, 2023, the Company recorded a total of $4.0 million in stock-based compensation expenses and related payroll that would not have been recognized if Mr. Stark had not announced his retirement.

The associated tax benefit recognized on the consolidated statements of operations for the fiscal years ended December 31, 2023, 2022 and 2021 was approximately $0.3 million, $0.2 million and $2.2 million, respectively.

Stock Option Activity

	Options Outstanding			
	Number of Shares Underlying Outstanding Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	
Outstanding at December 31, 2022	1,577,545	$ 7.66	5.81	$ 2,465,015
Granted	-	-		
Exercised	(515,089)	4.39		
Forfeited	(21,004)	16.45		
Outstanding at December 31, 2023	1,041,452	$ 9.10	4.22	$ 3,137,285
Vested and expected to vest at December 31, 2023	1,040,873	$ 9.22	4.22	$ 3,136,393
Exercisable at December 31, 2023	984,120	$ 9.23	4.09	$ 2,975,342

Aggregate intrinsic value represents the difference between the estimated fair value of the underlying common stock and the exercise price of outstanding, in-the-money options. The aggregate intrinsic value of option exercises was $3.3 million, $0.8 million and $13.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, total unrecognized compensation cost related to non-vested stock options granted to employees was $0.4 million, which is expected to be recognized over a remaining weighted average vesting period of 0.4 years.

No options were granted during the years ended December 31, 2023 and 2022. The weighted average grant date fair value of options granted during the year ended December 31, 2021 was $14.89. The total estimated fair value of employee options vested during the three years ended December 31, 2023 was $1.0 million, $4.2 million and $2.6 million, respectively.

Restricted Stock Activity

	Shares	Weighted Average Grant Date Fair Value Per Share
Nonvested restricted stock at December 31, 2022	865,446	$ 18.75
Granted	519,533	9.98
Vested	(591,801)	16.36
Shares forfeited	(28,236)	15.83
Nonvested restricted stock at December 31, 2023	764,942	$ 14.76

As of December 31, 2023, total unrecognized compensation cost related to the nonvested restricted stock awards granted was $8.3 million, which is expected to be recognized over a remaining weighted average vesting period of 2.2 years.

Performance-Based Restricted Share Units

As of December 31, 2023, the Company had 162,672 performance-based restricted share units outstanding. The vesting of performance-based restricted share units is determined over a three-year period based on (i) the amount by which revenue growth exceeds a defined baseline market growth each year and (ii) the achievement of specified tiers of adjusted EBITDA as a percentage of net revenue each year, with the ability to earn and vest into such units ranging from 0% to 200%. Included in the Company's share-based compensation was expense recognized for the Company's performance-based restricted share unit awards of $1.7 million in 2023 and $1.0 million in 2021. There was no stock-based compensation expense recorded in 2022 as the performance conditions were not achieved.

Note 10. Segment Information

The Company operates in a single reportable segment. The entire business is managed by a single management team whose chief operating decision maker is the Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance.

The following table represents total net revenue based on where customers are physically located:

	Year Ended December 31,		
	2023	2022	2021
	(in thousands)		
North America	$ 186,279	$ 163,605	$ 244,430
Europe and Middle East	62,015	58,917	99,685
Asia Pacific	9,828	17,644	22,239
Total net revenues	$ 258,122	$ 240,166	$ 366,354

The following table represents property and equipment, net based on physical location:

	Year Ended December 31,			
	2023		2022	
	(in thousands)			
United States	$	3,888	$	5,045
International		936		1,317
Total	$	4,824	$	6,362

Note 11. Commitments and Contingencies

Litigation

The Company is subject to various legal proceedings and claims that arise in the ordinary course of its business. Although the amount of any liability that could arise with respect to these actions cannot be determined with certainty, in the Company's opinion, any such liability will not have a material adverse effect on its consolidated financial position, consolidated results of operations or liquidity.

Shareholders Class Action: On August 5, 2013, VTB Holdings, Inc. ("VTBH") and the Company (f/k/a Parametric Sound Corporation) announced that they had entered into the Merger Agreement pursuant to which VTBH would acquire an approximately 80% ownership interest and existing shareholders would maintain an approximately 20% ownership interest in the combined company (the "Merger"). Following the announcement, several shareholders filed class action lawsuits in California and Nevada seeking to enjoin the Merger. The plaintiffs in each case alleged that members of the Company's Board of Directors breached their fiduciary duties to the shareholders by agreeing to a merger that allegedly undervalued the Company. VTBH and the Company were named as defendants in these lawsuits under the theory that they had aided and abetted the Company's Board of Directors in allegedly violating their fiduciary duties. The plaintiffs in both cases sought a preliminary injunction seeking to enjoin closing of the Merger, which, by agreement, was heard by the Nevada court with the California plaintiffs invited to participate. On December 26, 2013, the court in the Nevada case denied the plaintiffs' motion for a preliminary injunction. Following the closing of the Merger, the Nevada plaintiffs filed a second amended complaint, which made essentially the same allegations and sought monetary damages as well as an order rescinding the Merger. The California plaintiffs dismissed their action without prejudice, and sought to intervene in the Nevada action, which was granted. Subsequent to the intervention, the plaintiffs filed a third amended complaint, which made essentially the same allegations as prior complaints and sought monetary damages. On June 20, 2014, VTBH and the Company moved to dismiss the action, but that motion was denied on August 28, 2014. On September 14, 2017, a unanimous en banc panel of the Nevada Supreme Court granted defendants' petition for writ of mandamus and ordered the trial court to dismiss the complaint but provided a limited basis upon which plaintiffs could seek to amend their complaint. Plaintiffs amended their complaint on December 1, 2017 to assert the same claims in a derivative capacity on behalf of the Company, as a well as in a direct capacity, against VTBH, Stripes Group, LLC, SG VTB Holdings, LLC, and the former members of the Company's Board of Directors. All defendants moved to dismiss this amended complaint on January 2, 2018, and those motions were denied on March 13, 2018. Defendants petitioned the Nevada Supreme Court to reverse this ruling on April 18, 2018. On June 15, 2018, the Nevada Supreme Court denied defendants' writ petition without prejudice. The district court subsequently entered a pretrial schedule and set trial for November 2019. On January 18, 2019, the district court certified a class of shareholders of the Company as of January 15, 2014. On October 11, 2019, the parties notified the district court that they had reached a settlement that would resolve the pending action if ultimately approved by the Court. On January 13, 2020, the district court preliminarily approved the settlement between the plaintiffs and all defendants. A final hearing was held on May 18, 2020, wherein the Court approved the settlement and entered final judgment.

On May 22, 2020, PAMTP LLC, which purports to hold the claims of eight shareholders who opted out of the class settlement described above, brought suit against the Company, the Company's former Chief Executive Officer, Juergen Stark, Stripes Group, LLC, SG VTB Holdings, LLC, Kenneth Fox, and former members of the Company's Board of Directors in Nevada state court. This opt-out action asserts the same direct claims that were asserted by the class of shareholders described above. The defendants filed two motions to dismiss this complaint, which were heard on August 10, 2020. The Court denied those motions by order of August 20, 2020. The case was tried in August 2021 and all remaining defendants, including the Company, prevailed on all counts with final judgment entered in their favor on September 3, 2021. Plaintiff is appealing that judgment.

Employment Litigation: On April 20, 2017, a former employee filed an action in the Superior Court for the County of San Diego, State of California. The complaint alleges claims including wrongful termination, retaliation and various other provisions of the California Labor Code. The complaint seeks unspecified economic and non-economic losses, as well as allegedly unpaid wages, unreimbursed business expenses statutory penalties, interest, punitive damages and attorneys' fees. The Company filed a cross-complaint against the former employee on May 25, 2017 for certain activities related to his employment with the Company. The matter was tried between September 24 and October 7, 2021. On October 8, 2021 a jury rendered a unanimous verdict in favor of the Company on the employment claims. The Court granted a directed verdict to the Company on its Cross- Complaint against the former employee. Judgment was entered in favor of the Company on October 27,

2021. On December 20, 2021, the former employee filed a notice of appeal of the judgment. On November 14, 2023, the court of appeal issued its opinion affirming the judgment in favor of the Company. On the Company's Cross-Complaint, the court of appeal directed the Company to elect either punitive or statutory treble damages, but otherwise affirmed.

Insolvency Dispute in Germany: On February 15, 2024, TBC Holding Company LLC ("TBCH"), a wholly-owned subsidiary of Turtle Beach Corporation, was served with a lawsuit that was brought to the German Higher Regional Court in Stade by the insolvency administrator of KJE Europe GmbH, a company registered and existing under the laws of Germany. In his complaint, the insolvency administrator claims that TBCH is liable to reimburse any payments received by the TBCH under a certain settlement agreement with KJE Europe GmbH dated June 30, 2020. TBCH does not believe the claims have merit and intends to defend itself in this proceeding. TBCH will file its statement of defense to the complaint by April 30, 2024.

The Company will continue to vigorously defend itself in the foregoing unresolved matters. However, litigation and investigations are inherently uncertain. Accordingly, the Company cannot predict the outcome of these matters. The Company has not recorded any accrual at December 31, 2023 for contingent losses associated with these matters based on its belief that losses, while possible, are not probable. Further, any possible range of loss cannot be reasonably estimated at this time. The unfavorable resolution of these matters could have a material adverse effect on the Company's business, results of operations, financial condition, or cash flows. The Company is engaged in other legal actions, not described above, arising in the ordinary course of its business and, while there can be no assurance, believes that the ultimate outcome of these other legal actions will not have a material adverse effect on its business, results of operations, financial condition, or cash flows.

Warranties

The Company warrants products against certain manufacturing and other defects. These product warranties are provided for specific periods of time depending on the nature of the product. Warranties are generally fulfilled by replacing defective products with new products. The following table provides the changes in our product warranties, which are included in other current liabilities:

	Year ended December 31,		
	2023	2022	2021
	(in thousands)		
Warranty, beginning of period	$ 618	$ 856	$ 1,039
Warranty costs accrued	721	380	674
Settlements of warranty claims	(669)	(618)	(857)
Warranty, end of period	$ 670	$ 618	$ 856

Operating Leases – Right of Use Assets

The components of the right-of-use assets and lease liabilities were as follows:

	Balance Sheet Classification	December 31, 2023
		(in thousands)
Right-of-use assets	Other assets	$ 7,006
Lease liability obligations, current	Other current liabilities	$ 1,251
Lease liability obligations, noncurrent	Other liabilities	6,481
Total lease liability obligations		$ 7,732
Weighted-average remaining lease term (in years)		5.8
Weighted-average discount rate		4.3%

During the year ended December 31, 2023, the Company recognized approximately $1.5 million of lease costs in operating expenses and approximately $1.3 million of operating cash flows from operating leases.

Approximate future minimum lease payments for the Company's right of use assets over the remaining lease periods as of December 31, 2023:

	(in thousands)
2024	$ 1,437
2025	1,451
2026	1,361
2027	1,383
2028	1,201
Thereafter	1,980
Total minimum payments	8,813
Less: Imputed interest	(1,081)
Total	$ 7,732

Note 12. Selected Quarterly Financial Data – Unaudited

Fiscal 2023	Quarter			
	First	Second	Third	Fourth
	(in thousands, except per share data)			
Net Revenue	$ 51,444	$ 47,982	$ 59,158	$ 99,538
Gross Profit	14,139	11,872	17,689	31,804
Net Income (Loss)	(6,705)	(15,920)	(3,606)	8,552
Earnings (Loss) Per Share				
Basic	$ (0.40)	$ (0.93)	$ (0.21)	$ 0.49
Diluted	$ (0.40)	$ (0.93)	$ (0.21)	$ 0.47

Fiscal 2022	Quarter			
	First	Second	Third	Fourth
	(in thousands, except per share data)			
Net Revenue	$ 46,662	$ 41,300	$ 51,304	$ 100,900
Gross Profit	14,029	7,882	7,258	20,018
Net Income (Loss)	(6,476)	(17,826)	(12,011)	(23,233)
Earnings (Loss) Per Share				
Basic	$ (0.40)	$ (1.08)	$ (0.73)	$ (1.40)
Diluted	$ (0.40)	$ (1.08)	$ (0.73)	$ (1.40)

Note 13. Subsequent Event

Merger Agreement

On March 13, 2024, Turtle Beach entered into an acquisition agreement (the "PDP Merger Agreement") pursuant to which we acquired all the issued and outstanding equity of Performance Design Products, LLC ("PDP"), for consideration valued at $118 million, structured as a merger between a subsidiary of Turtle Beach and FSAR Holdings, Inc., the parent of PDP (the "PDP Transaction"). PDP was a privately held gaming accessories leader that designs and distributes video game accessories, including controllers, headsets, power supplies, cases, and other accessories. Consideration for the transaction consisted of issuance of 3.45 million shares of our common stock (the "Stock Consideration") and approximately $79.9 million in cash, subject to customary post-closing adjustments.

In connection with the PDP Merger Agreement, we simultaneously entered into a Stockholder Agreement with the holders of the Stock Consideration, pursuant to which such equityholders received two demand registration rights and the right to annually designate one candidate for our Board of Directors for so long as such holders continue to hold 10% or more of the outstanding shares of our common stock. Such equityholders also agreed to take certain actions to further support our ongoing operations, including to vote in favor of the Board's directorship nominees and refrain from engaging in solicitations or proxies in opposition to such nominees.

Term Loan Facility

On March 13, 2024, the Company entered into a new financing agreement (the "Term Loan Financing Agreement") by and among the Company, Voyetra Turtle Beach, Inc., a Delaware corporation, as borrower ("VTB"), VTB Holdings, Inc., a Delaware corporation, as holdings ("VTBH"), each subsidiary of the Company listed as a guarantor on the signature pages thereto, the lenders from time to time party thereto, and Blue Torch Finance, LLC, a Delaware limited liability company, as administrative agent and collateral agent ("Blue Torch"), pursuant to which

Blue Torch made a loan to VTB in the aggregate amount of $50 million (the "Term Loan Facility"), the proceeds of which were used to (a) fund a portion of the purchase price in the PDP Transaction; (b) repay certain existing indebtedness of PDP, (c) for general corporate purposes; and (d) to pay fees and expenses related to such transactions. The Term Loan Facility will amortize in a monthly amount equal to 0.208333% during the first two years and 0.416667% during the third year and may be prepaid at any time subject to a prepayment premium during the first year of the interest payments payable during the first year plus 3.00%. The Term Loan Facility is secured by substantially all of the assets of the Company and its subsidiaries which are party to the Term Loan Facility.

The Term Loan Facility (a) will mature on March 13, 2027; (b) will bear interest at a rate equal to (i) a base rate plus 7.25% per annum for Reference Rate Loans and Secured Overnight Financing Rate ("SOFR") plus 8.25% per annum for SOFR Loans if the total net leverage ratio is greater than or equal to 2.25x and (ii) a base rate plus 6.75% per annum for Reference Rate Loans and SOFR plus 7.75% per annum for SOFR Loans if the total net leverage ratio is less than 2.25x; and (c) is subject to certain affirmative, negative and financial covenants, including a minimum liquidity covenant and a quarterly total net leverage ratio covenant.

Amendment to Credit Facility

On March 13, 2024, the Company entered into a Fourth Amendment to the Credit Facility (the "Fourth Amendment"). The Fourth Amendment provides for, among other things: (i) permitting the PDP Transaction; (ii) revising the calculation of the US Borrowing Base to include certain assets of PDP acquired in connection with the PDP Transaction equal to the lesser of (a) the sum of the 50% of the value of eligible US accounts and inventory of PDP, (b) $15,000,000, and (c) 30% of the aggregate Revolver Commitments; (iii) extending the maturity date of the Credit Facility from April 1, 2025 to March 13, 2027; and (iv) updating the interest rate and margin terms such that the loans will bear interest at a rate equal to (i) SOFR, (ii) the US Base Rate, (iii) the Sterling Overnight Index Average Reference Rate ("SONIA") for loans denominated in Sterling, and (iv) the Euro Interbank Offered Rate ("EUIBOR") for loans denominated in Euros, plus in each case, an applicable margin, which is between 0.50% and 2.50% for Base Rate Loans and 1.75% and 3.50% for Term SOFR Loans, SONIA Rate Loans and EUIBOR Loans.

Item 9 - Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A - Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are designed to ensure that (1) information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms; and (2) that such information is accumulated and communicated to management, including the principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

At the conclusion of the period covered by this Annual Report on Form 10-K, we carried out an evaluation, under the supervision of our Chief Executive Officer (our principal executive officer, or PEO) and our Chief Financial Officer (our principal financial officer, or PFO), of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our PEO and PFO concluded that our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, were effective as of December 31, 2023.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act). Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Because of these inherent limitations, internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, we used the framework and criteria established in Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment using those criteria, we concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's financial statements included in this Report, has also audited the Company's internal control over financial reporting as of December 31, 2023 as stated in its report which appears following Item 9C of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the period covered that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our process for evaluating controls and procedures is continuous and encompasses constant improvement of the design and effectiveness of established controls and procedures and the remediation of any deficiencies, which may be identified during this process.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B - Other Information

During the three months ended December 31, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C - Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
Turtle Beach Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Turtle Beach Corporation's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Turtle Beach Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2023, the related consolidated statement of operations, comprehensive income (loss), stockholders' equity and cash flows for the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated March 13, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ ERNST & YOUNG LLP

New York, New York
March 13, 2024

Item 10 - Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated herein by reference to the information in our Definitive Proxy Statement to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2023 in connection with our 2024 Annual Meeting of Stockholders (the "2024 Proxy Statement") or an amendment to this Report filed within the same time period (the "Amendment"), in either case, set forth under the captions "Election of Directors," "Management Information," "Corporate Governance" and, if applicable, "Delinquent Section 16(a) Reports."

We have adopted a code of business conduct and ethics that applies to our Chief Executive Officer and Chief Financial Officer. This code of business conduct and ethics is available on the Company's website, corp.turtlebeach.com. The information on our website is not a part of or incorporated by reference into this Report. If the Company makes any amendments to this code other than technical, administrative or other non-substantive amendments, or grants any waivers, including implicit waivers, from a provision of this code to the Company's Chief Executive Officer or Chief Financial Officer, the Company will disclose the nature of the amendment or waiver, its effective date and to whom it applies by posting such information on the Company's website at corp.turtlebeach.com.

Item 11 - Executive Compensation

The information required by this Item is incorporated herein by reference to the information in our 2024 Proxy Statement or the Amendment set forth under the captions "Corporate Governance" and "Executive Compensation."

Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to the information in our 2024 Proxy Statement or the Amendment set forth under the captions "Executive Compensation" and "Security Ownership of Certain Beneficial Owners and Management."

Item 13 - Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the information in our 2024 Proxy Statement or the Amendment set forth under the captions "Corporate Governance" and "Executive Compensation."

Item 14 - Principal Accounting Fees and Services

The information required by this Item is incorporated herein by reference to the information in our 2024 Proxy Statement or the Amendment set forth under the caption "Audit and Non-Audit Fees."

Item 15 - Exhibits and Financial Statement Schedules

a.   List of documents filed as part of this Report:

      1.   The following Consolidated Financial Statements of the Company:

           Report of Independent Registered Public Accounting Firm (ERNST & YOUNG LLP New York, New York, PCAOB #42);

           Report of Independent Registered Public Accounting Firm (BDO USA, LLP New York, New York, PCAOB #243)

           Consolidated Statements of Operations for the Fiscal Years Ended December 31, 2023, 2022 and 2021;

           Consolidated Statements of Comprehensive Income (Loss) for the Fiscal Years Ended December 31, 2023, 2022 and 2021;

           Consolidated Balance Sheets as of December 31, 2023 and 2022;

           Consolidated Statements of Stockholders' Equity for the Fiscal Years Ended December 31, 2023, 2022 and 2021;

           Consolidated Statements of Cash Flows for the Fiscal Years Ended December 31, 2023, 2022 and 2021; and

           Notes to the Consolidated Financial Statements.

      2.   The following financial schedule and related report for the years 2023, 2022 and 2021:

           Schedule II - Valuation and Qualifying Accounts; and

           All other schedules have been omitted because they are not applicable, not required or the information has been otherwise supplied in the financial statements or notes thereto.

b.   The exhibits listed in the Exhibit Index attached hereto are filed as part of this Annual Report and incorporated herein by reference.

c.   Not applicable.

Item 16 - Form 10-K Summary

    None.

Exhibits

2.1*	Agreement and Plan of Merger, dated August 5, 2013, among the Company, Merger Sub and VTBH (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K originally filed with the Securities and Exchange Commission on August 5, 2013).
3.1	Articles of Incorporation of Turtle Beach Corporation, as amended (Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q originally filed with the Securities and Exchange Commission on August 6, 2018).
3.2**	Bylaws, as amended, of Turtle Beach Corporation.
3.3	Certificate of Designation of Series A Junior Participating Preferred Stock of Turtle Beach Corporation (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2023).
4.1	Form of Turtle Beach Corporation stock certificate (Incorporated by reference to Exhibit 4.1 to the Company's Form 10/A filed with the Securities and Exchange Commission on July 27, 2010).
4.2	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities and Exchange Act of 1934 (Incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 13, 2020).
10.1	Second Amendment and Joinder to Amended and Restated Loan, Guaranty and Security Agreement, dated as of May 31, 2019, by and among Turtle Beach Corporation, Voyetra Turtle Beach, Inc., TBC Holding Company LLC, Turtle Beach Europe Limited, VTB Holdings, Inc., the financial institutions party thereto and Bank of America, N.A., as administrative agent, collateral agent and security trustee for the lenders (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2019).
10.2	Third Amendment to Amended and Restated Loan, Guaranty and Security Agreement, dated March 10, 2023, by and among Turtle Beach Corporation, Voyetra Turtle Beach, Inc., TBC Holding Company LLC, Turtle Beach Europe Limited, VTB Holdings, Inc., the financial institutions party thereto and Bank of America, N.A., as administrative agent, collateral agent and security trustee for the lenders (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 15, 2023).
10.3†	Turtle Beach Corporation 2023 Stock-Based Incentive Compensation Plan, as amended. (Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q originally filed with the Securities and Exchange Commission on August 7, 2023).
10.4†	Form of Performance Stock Unit Agreement under the Turtle Beach Corporation 2023 Stock-Based Incentive Compensation Plan (Incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2023).
10.5†	Form of Restricted Stock Agreement under the Turtle Beach Corporation 2023 Stock-Based Incentive Compensation Plan (Incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2023).
10.6	Form of Deferred Stock Award Agreement under the Turtle Beach Corporation 2023 Stock-Based Incentive Compensation Plan (Incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2023).
10.7†	Turtle Beach Corporation Annual Incentive Bonus Plan (Incorporated by reference to Annex F to the Company's Definitive Proxy Statement on Schedule 14A originally filed with the Securities and Exchange Commission on December 3, 2013).
10.8†	VTB Holdings, Inc. 2011 Phantom Equity Appreciation Plan (Incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2014).
10.9	Separation Letter Agreement and Release, dated as of May 1, 2023, by and between Turtle Beach Corporation and Juergen Stark (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2023).
10.10	Letter Agreement, dated June 20, 2023, by and between Turtle Beach Corporation and Cris Keirn (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2023).

10.11†	Offer Letter, dated as of September 16, 2013, by and between Voyetra Turtle Beach, Inc. and John Hanson (Incorporated by reference to Exhibit 10.26 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2014).
10.12†	Form of Indemnification Agreement (Incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2015).
10.13†	Turtle Beach Corporation Amended and Restated Retention Plan, dated November 18, 2021 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 19, 2021).
10.14†	Turtle Beach Corporation 2022 Retention Plan Document (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission August 8, 2022).
10.15†	Letter Agreement, dated November 19, 2021, between Turtle Beach Corporation and John Hanson (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 19, 2021).
10.16	Cooperation Agreement, dated May 13, 2022, by and among Turtle Beach Corporation, The Donerail Group LP, and the other parties thereto (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission May 17, 2022).
10.17	Waiver of Replacement Rights Agreement, dated June 17, 2023, by and among Turtle Beach Corporation, The Donerail Group LP and the other parties thereto. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission June 23, 2023).
21**	Subsidiaries of the Company.
23.1**	Consent of ERNST & YOUNG LLP.
23.2**	Consent of BDO USA, P.C.
31.1**	Certification of Cris Keirn, Principal Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2**	Certification of John T. Hanson, Principal Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, executed by Cris Keirn, Principal Executive Officer and John Hanson, Principal Financial Officer.
97.1**	Compensation Recoupment Policy of Turtle Beach Corporation.
	Extensible Business Reporting Language (XBRL) Exhibits
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document. **
101.SCH	Inline XBRL Taxonomy Extension Schema Document**
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	All exhibits and schedules to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish the omitted exhibits and schedules to the SEC upon request by the SEC.
**	Filed herewith.
†	Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURTLE BEACH CORPORATION

Date: March 13, 2024   By: /s/ JOHN T. HANSON

John T. Hanson
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 13, 2024   /s/ CRIS KEIRN

Cris Keirn, Interim CEO & SVP Global Sales
(Principal Executive Officer)

Date: March 13, 2024   /s/ JOHN T. HANSON

John T. Hanson, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Date: March 13, 2024   /s/ GREGORY BALLARD

Gregory Ballard, Director

Date: March 13, 2024   /s/ TERRY JIMENEZ

Terry Jimenez, Chairman and Director

Date: March 13, 2024   /s/ KATHERINE L. SCHERPING

Katherine L. Scherping, Director

Date: March 13, 2024   /s/ JULIA W. SZE

Julia W. Sze, Director

Date: March 13, 2024   /s/ MICHELLE WILSON

Michelle Wilson, Director

Date: March 13, 2024   /s/ ANDREW WOLFE

Andrew Wolfe, Director

Date: March 13, 2024   /s/ WILLIAM WYATT

William Wyatt, Director

Turtle Beach Corporation
Schedule II - Valuation and Qualifying Accounts
Years ended December 31, 2023, 2022 and 2021

Description	Balance - Begin		Additions		Deductions / Other		Balance - End	
					(in thousands)			
Year Ended December 31, 2023:								
Allowance for sales returns	$	7,817	$	16,254	$	(15,622)	$	8,449
Allowance for cash discounts		29,545		27,673	$	(28,630)		28,588
Allowance for doubtful accounts		93		3	$	(81)		15
							$	37,052
Valuation allowance for deferred tax assets	$	19,244	$	2,850	$	—	$	22,094
Year Ended December 31, 2022:								
Allowance for sales returns	$	8,997	$	15,574	$	(16,754)	$	7,817
Allowance for cash discounts		25,629		29,714	$	(25,798)		29,545
Allowance for doubtful accounts		102		(23)	$	14		93
							$	37,455
Valuation allowance for deferred tax assets	$	—	$	19,244	$	—	$	19,244
Year Ended December 31, 2021:								
Allowance for sales returns	$	11,233	$	21,506	$	(23,742)	$	8,997
Allowance for cash discounts		18,649		15,794		(8,814)		25,629
Allowance for doubtful accounts		15		468		(381)		102
							$	34,728

Turtle Beach Corporation

Corporate Office	44 S Broadway, 4th Floor White Plains, NY 10601
Stock Listing	Turtle Beach Corporation's Common Stock is traded on the Nasdaq Global Market under the Symbol "HEAR"
Board of Directors*	Terry Jimenez Chairman, Turtle Beach Corporation
	L. Gregory Ballard Managing Partner, Coachella Advisors
	Cris Keirn Chief Executive Officer, Turtle Beach Corporation
	David Muscatel Senior Operating Partner, Diversis Capital
	Katherine L. Scherping Chief Executive Officer, KLS Advisors, Inc.
	Julia W. Sze Professional Faculty Member, UC Berkeley's Hass School of Business and the University of New Mexico's Anderson School of Management
	Michelle D. Wilson Co-Founder and Co-Chief Executive Officer, Isos Capital Management
	Andrew Wolfe, Ph.D. Founder, Wolfe Consulting
	William Wyatt Managing Partner, The Donerail Group LP
Executive Officers*	Cris Keirn, Interim Chief Executive Officer and SVP Global Sales John Hanson, Chief Financial Officer and Treasurer
Registrar and Transfer Agent	Issuer Direct Corporation 1981 Murray Holladay Road, Suite 100 Salt Lake City, UT 84117 www.issuerdirect.com (801) 272-9294

* As of fiscal year ended December 31, 2023